                                                                      Rule 424B5
                                                              Reg. No. 333-45116

                                 [PLEXUS LOGO]

                                3,000,000 SHARES
                                  COMMON STOCK

          Plexus Corp. is offering 3,000,000 shares of common stock. Plexus Corp.'s common stock is traded on the Nasdaq National Market under the symbol "PLXS." The last reported sale price of the common stock on the Nasdaq National Market on October 12, 2000 was $52.38 per share.

                          ---------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
     SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS.

                          ---------------------------

                                                                PER SHARE       TOTAL
                                                                ---------    ------------
Public Offering Price.......................................     $50.00      $150,000,000
Underwriting Discounts and Commissions......................     $ 2.38      $  7,125,000
Proceeds to Plexus Corp. ...................................     $47.62      $142,875,000

          THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL AND COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          Plexus Corp. has granted the underwriters a 30-day option to purchase up to an additional 450,000 shares of common stock to cover over-allotments.

                          ---------------------------

ROBERTSON STEPHENS
                          SG COWEN
                                   THOMAS WEISEL PARTNERS LLC
                                                 ROBERT W. BAIRD & CO.

          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS OCTOBER 13, 2000.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED.

                            ------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
PROSPECTUS SUPPLEMENT
Summary.....................................................     S-1
Use of Proceeds.............................................     S-3
Price Range of Common Stock.................................     S-4
Dividend Policy.............................................     S-4
Capitalization..............................................     S-5
Selected Consolidated Financial Data........................     S-6
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     S-8
Business....................................................    S-13
Management..................................................    S-21
United States Federal Income Tax Consequences to Non-U.S.
  Holders...................................................    S-22
Underwriting................................................    S-25
Legal Matters...............................................    S-29
Index to Consolidated Financial Statements..................     F-1
PROSPECTUS
About This Prospectus.......................................       1
The Company.................................................       1
Forward-Looking Statements and Cautionary Factors...........       1
Risk Factors................................................       2
Where You Can Find More Information.........................       9
Use of Proceeds.............................................      11
Ratio of Earnings to Fixed Charges..........................      11
Description of Debt Securities..............................      11
Description of Capital Stock................................      16
Book-Entry..................................................      19
Plan of Distribution........................................      21
Certain Legal Matters.......................................      22
Experts.....................................................      22

                            ------------------------

     When used in this prospectus supplement, the terms "Plexus," "we," "our," "us" and the "Company" refer to Plexus Corp. and its subsidiaries. This prospectus contains trademarks and trade names of other companies.

                                    SUMMARY

     You should read the following summary together with the more detailed information appearing elsewhere in this prospectus, including the documents incorporated herein by reference.

                                  OUR COMPANY

     Plexus provides product realization services to original equipment manufacturers, or OEMs, in the networking/telecommunications, medical, industrial, computer and transportation industries. We provide advanced electronics design, manufacturing and testing services to our customers and focus on complex, high-end products. We offer our customers the ability to outsource all stages of product realization, including: development and design, materials procurement and management, prototyping and new product introduction, testing, manufacturing and after-market support. For many customers, we serve both a design and production function, allowing those customers to concentrate on concept development, distribution and marketing, while accelerating their time to market, reducing their investment in manufacturing capacity and optimizing total product cost.

     We believe that our broad service offerings with respect to the design and realization of complex, high-end products within the electronics manufacturing services, or EMS, industry provide us with significant competitive advantages. Through a staff of over 350 product development engineers, we offer a complete menu of engineering services, including digital and analog design, mechanical and industrial design, embedded software design, printed circuit board design, test equipment and software development, product verification and new product introduction services. Our manufacturing services include printed circuit board assembly, product configuration, testing, final product and system box build and after-market support. Throughout the production process, we offer logistics services, such as materials procurement, inventory management, packaging and distribution.

     Our customers include industry leading OEMs such as Lucent Technologies, Cisco Systems, General Electric, Unisys, Siemens, Honeywell and Johnson & Johnson, and emerging technology companies such as Equipe Communications, Gotham Networks, Sitara Networks and Appian Communications.

                           OUR COMPETITIVE STRENGTHS

     We believe we distinguish ourselves from our competitors by providing a broad range of product realization services to electronics OEMs. We believe our competitive advantages include our ability to:

     - offer a complete menu of engineering services

     - accelerate new product introduction and time to market for our customers

     - provide a full range of product realization services, from product development and design to new product introduction and manufacturing to after-market support

     - provide services for complex, high-end products.

                                  OUR STRATEGY

     Plexus' objective is to be the leading provider of product realization services to the EMS industry, with a focus on high-end, value-driven engineering and manufacturing services. We seek to provide our customers with a full range of electronic product development, design, test and manufacturing services. Our strategy for achieving this objective includes:

     - leveraging our engineering expertise to generate profitable manufacturing opportunities

     - expanding our design and engineering expertise to increase the breadth of services we provide

     - utilizing our design, new product introduction, engineering and manufacturing services to accelerate time to market for our customers

     - using our design and engineering capabilities to focus on complex, high-end products

     - pursuing strategic acquisitions to expand our geographic reach and service offerings.

                                  OUR ADDRESS

     We were incorporated in Wisconsin in December 1979 as Plexus Corp. Our principal executive offices are located at 55 Jewelers Park Drive, Neenah, Wisconsin 54957-0156, and our telephone number at that location is (920) 722-3451.

                                  THE OFFERING

Common stock offered by Plexus............    3,000,000 shares

Common stock to be outstanding after the
offering..................................    40,021,524 shares

Use of proceeds...........................    We intend to use the net proceeds
                                              of approximately $142.3 million:

                                                   - to repay, in part, existing
                                                     indebtedness

                                                   - to fund capital
                                                     expenditures, including
                                                     capacity expansion

                                                   - to finance, in part, the
                                                     cost of potential
                                                     acquisitions

                                                   - for general corporate
                                                     purposes, including working
                                                     capital.

                                              See "Use of Proceeds."

Nasdaq National Market symbol.............    PLXS

     Unless otherwise indicated, the information in this prospectus supplement:

     - assumes that the underwriters will not exercise their over-allotment option to purchase up to 450,000 additional shares

     - gives effect to the two-for-one stock splits effective August 25, 1997 and August 31, 2000.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of the 3,000,000 shares of common stock offered hereby will be approximately $142.3 million, after deducting the underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, the net proceeds will be approximately $163.7 million.

     We intend to use the net proceeds from the sale of the shares of common stock for one or more of the following purposes:

     - repay, in part, existing indebtedness

     - capital expenditures, including capacity expansion

     - finance, in part, the cost of potential acquisitions

     - general corporate purposes, including working capital.

     We intend to use between $70.0 and $80.0 million of the net proceeds to repay, in part, outstanding indebtedness under our revolving credit facility so that approximately $50.0 million of indebtedness remains outstanding. As of August 31, 2000, we had approximately $123.4 million of indebtedness outstanding under our credit facility at a weighted average interest rate of 8.3 percent. The credit facility matures on June 15, 2003. Borrowings under the credit facility in fiscal 2000 were used to fund acquisitions, for capacity expansion and for general working capital purposes. The credit facility and related notes currently provide for total availability of $190.0 million.

     Pending the uses identified above, the net proceeds will be invested in direct or guaranteed obligations of the U.S. government or other short-term marketable securities.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is quoted on the Nasdaq National Market under the symbol "PLXS." The following table sets forth, for the period indicated, the high and low sale prices per share of our common stock on the Nasdaq National Market.

                                                                  PRICE RANGE OF
                                                                   COMMON STOCK
                                                                ------------------
                                                                 HIGH        LOW
                                                                -------    -------
1999 FISCAL YEAR (ended September 30, 1999)
  First Quarter.............................................    $ 17.38    $  8.50
  Second Quarter............................................    $ 20.13    $ 12.81
  Third Quarter.............................................    $ 17.38    $ 13.38
  Fourth Quarter............................................    $ 17.19    $ 13.94
2000 FISCAL YEAR (ended September 30, 2000)
  First Quarter.............................................    $ 24.50    $ 12.22
  Second Quarter............................................    $ 37.00    $ 20.22
  Third Quarter.............................................    $ 57.63    $ 26.00
  Fourth Quarter............................................    $ 81.00    $ 43.38
2001 FISCAL YEAR (ending September 30, 2001)
  First Quarter (through October 12, 2000)..................    $ 73.88    $ 44.69

     On October 12, 2000, the last reported sale price of our common stock as reported on the Nasdaq National Market was $52.38 per share.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock. We anticipate that all earnings in the foreseeable future will be retained to finance the development of our business.

                                 CAPITALIZATION

     The following table sets forth our unaudited capitalization as of August 31, 2000:

        - on an actual basis

        - on an as adjusted basis to reflect the sale of 3,000,000 shares of common stock offered hereby, after deducting the underwriting discounts and commissions and estimated offering expenses that we will pay, and the application of the net proceeds of approximately $142.3 million we will receive from the offering in the manner described in "Use of Proceeds."

     You should read this information together with our consolidated financial statements and the related notes incorporated by reference into this prospectus, "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Consolidated Financial Data" and "Use of Proceeds."

                                                                           AUGUST 31, 2000
                                                                --------------------------------------
                                                                 ACTUAL                   AS ADJUSTED
                                                                 ------                   -----------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                             (UNAUDITED)
Cash and cash equivalents...................................    $  2,710                    $ 71,585
                                                                ========                    ========
Credit facility, including current portion..................    $123,400                    $ 50,000
Other long-term debt........................................      10,796                      10,796
                                                                --------                    --------
       Total debt...........................................     134,196                      60,796
                                                                --------                    --------
Stockholders' equity:
Preferred stock, $0.01 par value; authorized shares--5,000;
  issued and outstanding shares--none.......................          --                          --
Common stock, $0.01 par value; authorized shares--60,000;
  issued and outstanding shares--37,022 actual and 40,022 as
  adjusted..................................................         370                         400
Additional paid-in capital..................................      72,912                     215,157
Accumulated other comprehensive income......................        (383)                       (383)
Retained earnings...........................................     128,793                     128,793
                                                                --------                    --------
       Total stockholders' equity...........................     201,692                     343,967
                                                                --------                    --------
       Total capitalization.................................    $335,888                    $404,763
                                                                ========                    ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes included and incorporated by reference herein. The consolidated financial statements have been prepared to give retroactive effect to the merger with SeaMED Corporation on July 23, 1999, which was accounted for as a pooling of interests. The selected consolidated financial data as of and for each of the years in the five-year period ended September 30, 1999 have been derived from our consolidated financial statements. The unaudited consolidated financial data for the nine months ended June 30, 1999 and 2000 have been derived from our financial records.

                                                                                                          NINE MONTHS
                                                   FISCAL YEAR ENDED SEPTEMBER 30,                      ENDED JUNE 30,
                                         ----------------------------------------------------       -----------------------
                                           1995       1996       1997       1998       1999           1999           2000
                                         --------   --------   --------   --------   --------       --------       --------
                                                                                                          (unaudited)
                                                               (in thousands, except per share data)
OPERATING STATEMENT DATA:
Net sales..............................  $300,795   $342,254   $438,565   $466,795   $492,414       $360,180       $502,275
Cost of sales..........................   274,207    311,094    387,333    406,648    426,005        312,734        430,604
                                         --------   --------   --------   --------   --------       --------       --------
Gross profit...........................    26,588     31,160     51,232     60,147     66,409(1)      47,446(2)      71,671
                                         --------   --------   --------   --------   --------       --------       --------
Operating expenses:
  Selling and administrative...........    13,081     15,546     20,463     23,754     26,443         19,863         24,487
  Plant closing, relocation and
    severance..........................        --         --         --         --        981            765             --
  Merger/acquisition costs.............        --         --         --         --      4,557             --          1,062
  Amortization of goodwill.............        --         --         --         --         --             --            222
                                         --------   --------   --------   --------   --------       --------       --------
    Total operating expenses...........    13,081     15,546     20,463     23,754     31,981         20,628         25,771
                                         --------   --------   --------   --------   --------       --------       --------
Operating income.......................    13,507     15,614     30,769     36,393     34,428(1)      26,818(2)      45,900(3)
Other income (expense):
  Interest expense.....................    (2,664)    (2,286)    (1,014)       (86)      (274)          (253)          (435)
  Miscellaneous........................       325        464      1,160        975      1,995          1,680          1,388
                                         --------   --------   --------   --------   --------       --------       --------
Income before income taxes.............    11,168     13,792     30,915     37,282     36,149         28,245         46,853
Income taxes...........................     4,095      5,442     12,022     14,345     15,838         11,430         18,830
                                         --------   --------   --------   --------   --------       --------       --------
Net income.............................  $  7,073   $  8,350   $ 18,893   $ 22,937   $ 20,311(1)    $ 16,815(2)    $ 28,023(3)
                                         ========   ========   ========   ========   ========       ========       ========
Earnings per share:
  Basic................................  $   0.24   $   0.29   $   0.60   $   0.68   $   0.59       $   0.49       $   0.78
  Diluted..............................  $   0.22   $   0.26   $   0.54   $   0.63   $   0.55(1)    $   0.45(2)    $   0.73(3)
Weighted average shares outstanding:
  Basic................................    26,280     26,472     30,732     33,688     34,646         34,528         35,740
  Diluted..............................    31,436     31,850     35,116     36,196     37,021         36,984         38,324
BALANCE SHEET DATA:
Working capital........................  $ 75,374   $ 55,683   $ 70,544   $ 91,159   $110,411       $113,927       $146,154
Total assets...........................   124,345    122,301    152,453    184,354    229,636        218,812        393,254
Long-term debt.........................    42,955     16,658      3,516      2,587        142          2,814         46,893
Stockholders' equity...................    45,826     53,788     89,404    115,863    146,403        141,522        187,707
OTHER DATA:
EBITDA(4)..............................  $ 17,165   $ 19,961   $ 36,330   $ 44,765   $ 52,136       $ 36,913       $ 57,592
Return on average assets...............       5.6%       6.8%      13.8%      13.6%       9.8%          11.1%(5)       12.0%(5)
Return on average equity...............      17.0%      16.8%      26.4%      22.3%      15.5%          17.4%(5)       22.4%(5)
Inventory turnover ratio(6)............       4.8x       5.6x       6.6x       7.1x       6.2x           6.9x           4.6x

------------
(1) In connection with the acquisition of SeaMED Corporation, we recorded merger and other one-time related charges in fiscal 1999 of approximately $7.7 million (approximately $6.0 million after-tax). Excluding these charges, gross profit would have been approximately $68.6 million, operating income would have been approximately $42.1 million, net income would have been approximately $26.3 million and diluted earnings per share would have been $0.71.

(2) In connection with the operations of SeaMED Corporation, we recorded one-time charges in the nine months ended June 30, 1999 of approximately $2.9 million (approximately $1.9 million after tax) relating to plant closing costs, the write down of obsolete inventory and a loss on an engineering contract. Excluding these charges, gross profit would have been approximately $49.6 million, operating income would have been approximately $29.8 million, net income would have been approximately $18.8 million and diluted earnings per share would have been $0.51.

(3) In connection with the acquisition of Agility, Incorporated and the acquisition of the turnkey electronics manufacturing services operations of Elamex, S.A. de C.V., we recorded one-time acquisition-related charges in the nine months ended June 30, 2000 of approximately $1.1 million (approximately $0.7 million after tax). Excluding these one-time charges, operating income would have been approximately $47.0 million, net income would have been approximately $28.8 million and diluted earnings per share would have been $0.75.

(4) "EBITDA" is defined as operating income before depreciation, amortization and one-time charges. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles. Our EBITDA calculation may not be comparable to that reported by other companies. EBITDA does not take into account our working capital, debt service and capital expenditure requirements and other commitments and, accordingly, is not necessarily indicative of amounts that may be available for discretionary use.

(5) Calculations for the nine months ended June 30, 1999 and 2000 are annualized.

(6) Calculations of inventory turnover are based on average inventory turnover for the period and are annualized for the nine months ended June 30, 1999 and 2000. Our quarterly calculations of inventory turnover, which are included and incorporated by reference herein, are based on inventory at period end.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     Plexus provides product realization services to original equipment manufacturers, or OEMs, in the networking/telecommunications, medical, industrial, computer and transportation industries. We provide advanced electronics design, manufacturing and testing services to our customers and focus on complex, high-end products. We offer our customers the ability to outsource all stages of product realization, including: development and design, materials procurement and management, prototyping and new product introduction, testing, manufacturing and after-market support. The following information should be read in conjunction with our consolidated financial statements included and incorporated by reference herein and the "Risk Factors" section beginning on page 2 of the accompanying prospectus.

     We provide contract manufacturing services on either a turnkey basis, where we procure some or all of the materials required for product assembly, or on a consignment basis, where the customer supplies some, or occasionally all, materials necessary for product assembly. Turnkey services include materials procurement and warehousing in addition to manufacturing and involve greater resource investment and inventory risk management than consignment services. Turnkey manufacturing currently represents almost all of our net sales. Turnkey sales typically generate higher sales and higher gross profit dollars with lower gross margin percentages than consignment sales due to the inclusion of component costs, and related markup, in our net sales. However, turnkey manufacturing involves the risk of inventory management, and a change in component costs can directly impact average selling prices, gross margins and our net sales. Due to the nature of turnkey manufacturing, our quarterly and annual results are affected by the level and timing of customer orders, fluctuations in materials costs and the degree of automation used in the assembly process.

     On April 28, 2000, we acquired Agility, Incorporated, a privately-held, Boston-based EMS provider. The transaction was accounted for as a pooling of interests. However, our prior results were not restated, as they would not differ materially from reported results. Agility's results are included only for the third fiscal quarter of 2000. The addition of Agility establishes a stronger presence with our current East coast customers and increases our capacity to assemble complex printed circuit boards with complete final product and system box build.

     On May 23, 2000, we completed our acquisition of the turnkey electronics manufacturing services operations of Elamex, S.A. de C.V., located in Juarez, Mexico. We refer to these operations as the Mexico turnkey operations. We accounted for this acquisition using the purchase method of accounting, and the Mexico turnkey operations' results are included in our results from the date of acquisition. We anticipate that the Mexico turnkey operations will provide our existing and potential customers with a proven low-cost-labor solution for many of our product realization services. In addition, the acquisition provides the existing customers of the Mexico turnkey operations with access to our engineering, test and technology capabilities.

     On July 14, 2000, we completed our acquisition of Keltek (Holdings) Limited. We accounted for the Keltek acquisition using the purchase method of accounting. As a result, the effects of the acquisition will be reflected in our financial statements from and subsequent to the date of acquisition. This acquisition provided us with our first engineering and assembly facilities outside North America. The acquired operations are headquartered in Kelso, Scotland, with an additional facility in Maldon, England. The addition of Keltek provides us with a presence in Europe to service both current and new customers.

RESULTS OF OPERATIONS

     Results have been restated to reflect our fiscal 1999 merger with SeaMED in a transaction accounted for as a pooling of interests.

NINE MONTHS ENDED JUNE 30, 2000 COMPARED TO NINE MONTHS ENDED JUNE 30, 1999

     Net sales. Net sales for the nine months ended June 30, 2000 increased 39 percent to $502 million from $360 million for the nine months ended June 30, 1999. This increase was due primarily to steady growth in the networking/telecommunications and medical sectors from both existing and new customers obtained through internal growth and through our acquisitions. Our acquisitions during fiscal 2000 accounted for slightly more than 8 percent of net sales for the nine months ended June 30, 2000. The growth in the networking/telecommunications and medical industries was offset somewhat by a reduction in sales to the computer and transportation industry and reduced sales volumes at our SeaMED operations. We believe that our overall sales growth reflects the continuing trend toward outsourcing within the electronics industry.

     Our largest customers for the nine months ended June 30, 2000, were Lucent Technologies and General Electric, which accounted for 24 percent and 11 percent of net sales, respectively, compared to the nine months ended June 30, 1999 when Lucent Technologies and General Electric accounted for 16 percent and 12 percent of net sales, respectively. No other customers accounted for more than 10 percent of our net sales for the nine months ended June 30, 2000 or 1999. Sales to our ten largest customers accounted for 67 percent of net sales for the nine months ended June 30, 2000, compared to 64 percent for the same period in fiscal 1999. As with sales to most of our customers, sales to our largest customers may vary from time to time depending on the size and timing of customer program commencement, termination, delays, modifications and transitions. For example, in reviewing anticipated future program changes over the next six to nine months for Lucent Technologies, we believe that sales to Lucent Technologies may decrease somewhat, even though Lucent Technologies should remain a significant customer and represent more than 10 percent of our net sales. In addition, based on customer forecasted demand, we currently anticipate that Cisco Systems will become our largest customer for fiscal 2001 and represent up to approximately 20 percent of our net sales. We remain dependent on continued sales to Lucent Technologies, General Electric, Cisco Systems and our other significant customers, and we generally do not obtain firm, long-term purchase commitments from our customers. Although any material change in orders from these or other customers could materially affect our results of operations, we are dedicated to diversifying our customer base and decreasing our dependence on any particular customer or customers.

     Our net sales for the nine months ended June 30, 2000 and 1999, respectively, by industry were as follows: networking/telecommunications 35 percent (24 percent), medical 29 percent (31 percent), industrial 19 percent (22 percent), computer 10 percent (14 percent) and transportation/other 7 percent (9 percent). We expect the percentage of net sales to the networking/telecommunications industry to continue to grow in the fourth quarter of fiscal 2000 and fiscal 2001.

     Gross profit. Gross profit for the nine months ended June 30, 2000 increased 51 percent to $71.7 million from $47.4 million for the nine months ended June 30, 1999. The gross margin for the nine months ended June 30, 2000 was 14.3 percent, compared to 13.2 percent for the nine months ended June 30, 1999. The gross margin increase was due primarily to the inclusion of $2.2 million of one-time SeaMED merger-related charges from the write down of obsolete inventory and a loss on an engineering contract for the nine months ended June 30, 1999.

     Most of the research and development we conduct is paid for by our customers and is, therefore, included in the cost of sales. We conduct other research and development, but that research and development is not specifically identified, as we believe such expenses are less than one percent of our net sales.

     Our gross margin reflects a number of factors that can vary from period to period, including product mix, the level of start-up costs and efficiencies of new programs, product life cycles, sales volumes, price erosion within the electronics industry, capacity utilization of surface mount and other equipment, labor costs and efficiencies, the management of inventories, component pricing and shortages, average sales prices, the mix of turnkey and consignment business, fluctuations and timing of customer orders, changing demand for customers' products and competition within the electronics industry. Overall gross margins continue to be affected by SeaMED's reduced sales volume, the effect of which may continue until synergies and efficiencies are realized and SeaMED's cost structure is aligned with its reduced sales volume, or until sales volumes increase. In addition, we expect gross margins resulting from the Mexico turnkey and Keltek operations to be below our historical gross margins. These and other factors can cause variations in our operating results. Although our focus is on maintaining and expanding gross margins, there can be no assurance that gross margins will not decrease in future periods. Gross margins are expected to decrease in the near-term due to our recent acquisitions.

     Operating expenses. Selling and administrative (S&A) expenses for the nine months ended June 30, 2000 increased 23 percent to $24.5 million from $19.9 million for the nine months ended June 30, 1999. As a percentage of net sales, S&A expenses were 4.9 percent for the nine months ended June 30, 2000 compared to 5.5 percent for the nine months ended June 30, 1999. The increase was due primarily to increases in our sales and marketing efforts and information systems support, while the decrease as a percentage of net sales was attributable to efficiencies associated with additional sales. We anticipate that future S&A expenses will increase in absolute dollars, but will remain approximately 5 percent of net sales, as we continue to expand these support areas.

     Acquisition costs of approximately $1.1 million for the nine months ended June 30, 2000 related to costs associated with the Agility and Mexico turnkey operations acquisitions. Plant closing, relocation and severance costs of approximately $0.8 million for the nine months ended June 30, 1999 were incurred by a SeaMED subsidiary prior to our merger with SeaMED.

     Income taxes. Income taxes increased to $18.8 million for the nine months ended June 30, 2000, from $11.4 million for the nine months ended June 30, 1999, as a result of increased earnings. Our effective income tax rate has remained at approximately 40 percent. This rate approximates the blended federal and state statutory rate. The effective tax rate increased slightly upon the completion of the Mexico turnkey operations acquisition arising from the tax treatment of goodwill and is expected to increase again in the fourth quarter of 2000. The overall impact of these increases in our effective tax rate is not expected to be material to our net income. In fiscal 2001, we expect the effective tax rate to decrease as foreign operations increase.

FISCAL 1999 COMPARED TO FISCAL 1998

     Net sales. Net sales for fiscal 1999 increased 5 percent to $492 million from $467 million for fiscal 1998. For fiscal 1999, unit volume sales were strong; however, sales growth was impacted by industry-wide pressure on average selling prices, component prices and our continued focus to move toward higher technology businesses. In addition, in fiscal 1999, net sales by SeaMED decreased approximately $8 million from fiscal 1998 levels.

     The principal change in our net sales mix for fiscal 1999 compared to fiscal 1998 was in the networking/telecommunications industry, which increased from 15 percent to 24 percent of our net sales. This increase was offset by a decline in the computer industry to 14 percent from 23 percent of our net sales. The increase in sales to the networking/telecommunications industry was primarily a result of increased sales to Lucent Technologies in fiscal 1999. Net sales for fiscal 1999 for the other industries we served were as follows: medical 31 percent (29 percent in fiscal 1998), industrial 23 percent (20 percent in fiscal 1998), transportation/other 8 percent (13 percent in fiscal
1998).

     Our largest customers for fiscal 1999 were Lucent Technologies, which accounted for 16 percent of net sales, and General Electric, which accounted for 12 percent of net sales. No customer accounted for more than 10 percent of our fiscal 1998 net sales. Sales to our ten largest customers accounted for 61 percent of net sales for both fiscal 1999 and 1998.

     Gross profit. Gross profit for fiscal 1999 increased 10 percent to $66.4 million from $60.1 million for fiscal 1998. The gross margin for fiscal 1999 was
13.5 percent, compared to 12.9 percent for fiscal 1998. Excluding the one-time SeaMED merger-related charges of $2.2 million related to the write down of obsolete inventory and a loss on an engineering contract, the fiscal 1999 gross profit and margin would have been $68.6 million and 13.9 percent, respectively. The continued improvement in gross margin for fiscal 1999 compared to fiscal 1998 reflected our focus on business mix and continued operating efficiencies, which were partially offset by increased costs for expansion of engineering and technical manufacturing capabilities to meet customer demands.

     Operating expenses. S&A expenses for fiscal 1999 increased 11 percent to $26.4 million from $23.8 million for fiscal 1998. As a percentage of net sales, S&A expenses were 5.4 percent for fiscal 1999 compared to 5.1 percent for fiscal 1998. The increase in S&A expenses was primarily attributable to increased engineering, sales and marketing, and information systems support. In fiscal 1999, we also had one-time merger costs of $4.6 million and other one-time merger-related charges (primarily for plant closings, relocation and severance) of $1.0 million associated with our acquisition of SeaMED.

     Income taxes. Income taxes increased to $15.8 million for fiscal 1999 from $14.3 million for fiscal 1998, as a result of increased earnings. Our effective income tax rate for fiscal 1999 increased as a result of non-tax deductible merger expenses. Excluding these one-time expenses, the effective tax rate remained relatively constant at rates between 38 percent to 40 percent for fiscal 1999 and 1998. These rates approximate the blended federal and state statutory rate.

FISCAL 1998 COMPARED TO FISCAL 1997

     Net sales. Net sales for fiscal 1998 increased 6 percent to $467 million from $439 million for fiscal 1997. Net sales for fiscal 1998 increased due to the addition of new programs and new customers, primarily Lucent Technologies. This increase was offset by several factors including: (1) the decision by some customers to transition manufacturing to their own in-house manufacturing facilities, primarily Motorola; (2) our decision to exit certain automotive and other commodity-oriented markets, primarily computer peripherals, whose businesses are no longer compatible with our long-term growth plans; (3) decreasing component pricing with related decreases in average selling prices;
(4) a general weakening of certain markets, primarily industrial semiconductors, in which we operate; and (5) the negative effects of the strong U.S. dollar and the Southeast Asian market's unfavorable economic conditions and the impact of such on a few of our customers.

     In fiscal 1998, no customers accounted for more than 10 percent of our net sales. In fiscal 1997, General Electric and International Business Machines Corporation accounted for 11 percent and 10 percent of net sales, respectively. Sales to our ten largest customers accounted for 61 percent of net sales for both fiscal 1998 and 1997.

     Gross profit. Gross profit for fiscal 1998 increased 17 percent to $60.1 million from $51.2 million for fiscal 1997. The gross margin for fiscal 1998 was
12.9 percent, compared to 11.7 percent for fiscal 1997. The continued improvement reflected our focus on business mix and continued operating efficiencies, which were partially offset by increased costs for expansion of engineering and technical manufacturing capacity to meet customer demands.

     Operating expenses. S&A expenses for fiscal 1998 increased 16 percent to $23.8 million from $20.5 million for fiscal 1997. As a percentage of net sales, S&A expenses were 5.1 percent for fiscal 1998 compared to 4.7 percent for fiscal 1997. The increase in S&A expenses was primarily attributable to increased engineering, sales and marketing and information systems support.

     Income taxes. Income taxes increased to $14.3 million for fiscal 1998 from $12.0 million for fiscal 1997, as a result of increased earnings. The effective tax rate remained relatively constant at rates between 38 percent to 40 percent for fiscal 1998 and 1997. These rates approximate the blended federal and state statutory rate.

LIQUIDITY AND CAPITAL RESOURCES

     Cash flows used in operating activities were $8.0 million for the nine months ended June 30, 2000, compared to cash flows provided by operating activities of $22.0 million in the comparable period in fiscal 1999. During the first nine months of fiscal 2000, cash used in operating activities primarily related to increases in accounts receivable and inventories to support increased sales offset in part by increases in net income, accounts payable and accrued liabilities. The increase in our inventory levels was due to our decision to support anticipated future sales growth, and to maintain higher levels of components going forward in view of the tightening of certain component markets. The increase also reflected lower inventory turns at our new Mexico turnkey operations. As a result, annualized inventory turnover decreased to 4.6 turns for the nine months ended June 30, 2000 from 6.9 turns for the nine months ended June 30, 1999 and from 6.2 turns for all of fiscal 1999. Due to the increase in sales for the nine months ended June 30, 2000, accounts receivable and accounts payable increased significantly.

     Cash flows used in investing activities totaled $64.9 million for the nine months ended June 30, 2000, primarily for acquisition of the Mexico turnkey operations, purchases of short-term investments and payments for additional property, plant and equipment, partially offset by the maturity of short-term investments. In connection with our July 2000 acquisition of the net assets of Keltek, we used approximately $19.1 million in cash, incurred approximately $2.7 million of additional liabilities and issued approximately $7.1 million in notes.

     We utilize available cash, debt and operating leases to fund our operating requirements. We utilize operating leases primarily in situations where technical obsolescence concerns are determined to outweigh the benefits of financing the equipment purchase. Capital expenditures for fiscal 2000 were approximately $50 million, including the expansion of our Neenah, Wisconsin engineering facility currently in progress, the purchase of an existing manufacturing facility in Appleton, Wisconsin and the purchase of additional equipment for existing locations. We currently expect fiscal 2001 capital expenditures will increase to approximately $75 million to support anticipated sales growth. This includes planned expansions at our manufacturing facilities in Kentucky and Illinois and additional manufacturing equipment.

     Cash flows provided by financing activities totaled $62.7 million for the nine months ended June 30, 2000, primarily representing borrowings under our credit facility and proceeds from the exercise of stock options (including related tax benefits), partially offset by payments on debt. The ratio of total debt to equity was 1.1 to 1 and 0.6 to 1 as of June 30, 2000 and September 30, 1999, respectively.

     On June 15, 2000, we entered into an amended and restated credit agreement, which provided us with a $100.0 million credit facility, and subsequently increased total availability to $130.0 million. On August 31, 2000, we had borrowed approximately $123.4 million under our credit facility and had approximately $10.8 million of other borrowings, principally consisting of approximately $7.1 million of notes issued in connection with the Keltek acquisition. On September 15, 2000, we entered into a short-term demand note with one of the lenders under our credit facility that provides us with an additional $60.0 million of financing availability. This short-term demand note matures on November 30, 2000. We anticipate pursuing an amendment to our credit facility to replace the demand note and may seek to increase total availability to $200.0 million. The lenders under the credit facility are under no obligation to increase our borrowing capacity and we cannot assure you that we will be able to expand the capacity to the extent desired, if at all, or on commercially reasonable terms. In addition, our ability to secure any amendment to the credit facility depends in part on our continued compliance with applicable operating covenants. In October 2000, we also entered into a receivables securitization facility that provides additional financing availability of up to $50.0 million, subject to compliance with applicable terms and conditions. Our credit and receivables securitization facilities, leasing capabilities, the proceeds of this offering, cash and short-term investments and projected cash from operations should be sufficient to meet our working capital and capital requirements through fiscal 2001 and the foreseeable future.

     Although there can be no assurance that future financing will be available on terms acceptable to us, we may seek to raise additional capital through the issuance of either public or private debt or equity securities to finance future acquisitions. Debt financings may require us to pledge assets as collateral. Equity financing may result in dilution to shareholders. Failure to arrange additional financing on commercially reasonable terms could affect our ability to expand our operations.

     We have not paid dividends on our common stock, but have reinvested our earnings to support our working capital and expansion requirements. We intend to continue to utilize our earnings in the development of our business and do not expect to pay cash dividends in the foreseeable future.

                                    BUSINESS

OVERVIEW

     Plexus provides product realization services to original equipment manufacturers, or OEMs, in the networking/telecommunications, medical, industrial, computer and transportation industries. We provide advanced electronics design, manufacturing and testing services to our customers and focus on complex, high-end products. We offer our customers the ability to outsource all stages of product realization, including: development and design, materials procurement and management, prototyping and new product introduction, testing, manufacturing and after-market support.

     We believe that our broad service offerings with respect to the design and realization of complex, high-end products within the electronics manufacturing services, or EMS, industry provide us with a significant competitive advantage. Through a staff of over 350 product development engineers, we offer a complete menu of engineering services, including digital and analog design, mechanical and industrial design, embedded software design, printed circuit board design, test equipment and software development, product verification and new product introduction services. Our manufacturing services include printed circuit board assembly, product configuration, testing, final product and system box build and after-market support. Throughout the production process, we offer logistics services, such as materials procurement, inventory management, packaging and distribution.

     Our customers include industry leading OEMs such as Lucent Technologies, Cisco Systems, General Electric, Unisys, Siemens, Honeywell and Johnson & Johnson, and emerging technology companies such as Equipe Communications, Gotham Networks, Sitara Networks and Appian Communications. Due to our focus on serving OEMs in high-growth technology and medical sectors, our business is influenced by major technological trends such as the level and rate of development of fiber optics infrastructure, the expansion of network computing and Internet use, and the expansion of outsourcing by OEMs generally.

     Established in 1979, we have approximately 5,300 full-time employees and 18 facilities in 13 locations totaling approximately 1.25 million square feet. Over the past year, we have expanded our capacity and geographic reach through a series of strategic acquisitions. Through these transactions, we have enhanced our access to and ability to provide services within important technology corridors in Boston, Chicago and Seattle; established a base in Europe; significantly increased the size and capabilities of our medical services offerings; significantly expanded our capacity with respect to the assembly of configured-to-order wireless products; and acquired proven low-cost manufacturing operations in Mexico.

INDUSTRY BACKGROUND

     The EMS industry is comprised of companies that provide a range of manufacturing services to electronics OEMs. The EMS industry has experienced rapid growth in recent years, due to the expansion of the overall industry and increased outsourcing of manufacturing and related functions by electronics OEMs. These growth characteristics are driven by accelerating product development cycles, the demand for network infrastructure expansion to handle greater voice and data traffic and the enhanced functionality of communications devices. Technology Forecasters projects that the EMS industry will grow by approximately 28 percent each year through 2004, with total industry sales projected to be approximately $260.3 billion by 2004.

                      HISTORICAL AND PROJECTED EMS INDUSTRY REVENUE GROWTH [ANNUAL GROWTH RATE TABLE]

                                                               28% 5 YEAR COMPOUNDED ANNUAL GROWTH RATE
                                                               ----------------------------------------
1998                                                                              60.0
1999                                                                              78.0
2000                                                                             100.9
2001                                                                             129.9
2002                                                                             164.6
2003                                                                             207.0
2004                                                                             260.3

Percent Outsourced  9.5%  11.2%  13.1%  15.6%  18.4%  21.8%  25.9%

                                    Source: Technology Forecasters, Inc. report
dated August 2000

     OEMs have increasingly outsourced manufacturing and other related functions to EMS companies in an effort to focus their own resources on core competencies, while leveraging the expertise of EMS providers in design, procurement, assembly and test operations and supply chain management. Technology Forecasters estimates that the percentage of total cost of goods sold in the electronics industry which is outsourced for manufacture by OEMs will increase from 9.5 percent in 1998 to 25.9 percent by 2004.

     As OEM outsourcing has increased, many EMS providers have established strong strategic relationships with their OEM customers. In addition, some OEMs have sold manufacturing operations to EMS providers with demonstrated expertise in generating manufacturing efficiencies. Key benefits to OEMs from outsourcing include:

     - accelerated time to market and decreased time-to-volume manufacturing

     - reduced operating costs and capital requirements

     - increased ability to focus resources on core competencies

     - improved access to leading design and manufacturing technologies

     - increased ability to leverage EMS companies' logistics expertise

     - improved inventory management and purchasing power.

COMPETITIVE ADVANTAGES

     We believe that we distinguish ourselves from our competitors by providing a wide range of product realization services to electronics OEMs. Our competitive advantages include our ability to:

     Offer a complete menu of engineering capabilities. With over 20 years of experience in electronics design engineering, we provide comprehensive engineering and design services, including printed circuit board design, hardware and software design, test design, prototyping and new product introduction. For example, we are a leading provider of these design and engineering services to the medical products manufacturing industry. Our engineering capability is a core strength, and we currently maintain a staff of over 350 product development engineers. Our engineers possess hard-to-find skills such as application-specific integrated circuit design, radio frequency design, power supply design, optical network design and embedded software engineering.

     Accelerate new product introduction and time to market for our customers. Because we offer a full range of electronic product development and design and test engineering services, we are able to accelerate the time to market for our customers' products. Through our New Product Introduction Plus centers, we offer our customers concurrent product and test design services, prompt turnaround of prototyping and testing solutions and pilot production product runs, with the goal of providing a smooth, cost-effective transition to volume production and accelerating time to market for our customers' products.

     Provide a full range of product realization services. Along with our engineering and design capability, we offer manufacturing and assembly services. We have the expertise to assemble very complex electronic products that utilize multiple printed circuit boards and subassemblies. We are particularly experienced in the networking/telecommunication and medical industries. We also offer assembly services such as configuring products and incorporating electronic assemblies into subassemblies and fabricating products from components manufactured to specification by others. We believe that by offering a full range of product realization services, we reduce our customers' costs and accelerate the time to market for their products.

     Provide services for complex, high-end products. Because of our engineering expertise and high-end manufacturing capabilities, we focus on providing services for complex products such as optical switches, radio frequency/wireless technology, ultrasound devices and other complex medical device products. As a result, we are able to attract customers in high-end, emerging technology markets such as optical networking, radio frequency and wireless technology.

STRATEGY

     Plexus' objective is to be the leading provider of product realization services in the EMS industry, with a focus on high-end, value-driven engineering and manufacturing services. We seek to provide our customers with a full range of electronic product development and design, new product introduction, test and manufacturing services. Our strategy includes:

     Leveraging our engineering expertise. We intend to continue to leverage our engineering and design leadership to generate profitable manufacturing opportunities. For example, our printed circuit board design and test development services have led to new contracts in the medical and networking/telecommunications industries, including optical networking programs. Leveraging our engineering expertise also allows us to cultivate an engineering sales channel and enables us to more effectively survey the marketplace of emerging products and technologies for potential new customers and products.

     Expanding our design engineering expertise. We intend to continue expanding our engineering and design expertise and the breadth of engineering and design services we provide. We actively recruit new engineering talent and focus on retaining our existing engineering staff. In addition, a primary focus of our acquisition strategy is to increase our engineering capabilities and capacity. We also seek to enter into strategic alliances with research and development organizations that enable us to provide complementary technologies and broader services to our customers. We will strive to use our expanding engineering and design capability base to provide more expertise and a broader range of customer services.

     Accelerating time to market for our customers. Our design engineering, testing and new product introduction services help our customers reduce the time to market for their products. Our New Product Introduction Plus centers provide quick turnaround of prototyping and printed circuit board design and provide timely and cost-effective testing solutions, which helps speed the transition to volume production. Our ability to reduce customers' time to market allows us to attract new customers and to pursue opportunities to provide services for new products, including those in emerging technology markets.

     Focusing on complex, high-end products. We intend to continue using our engineering and design capabilities to focus on complex, high-end products. We will continue to explore new opportunities to provide services focused on high-end products through our expanded presence in important technology corridors, our strategic alliances with research and development organizations and our engineering and design expertise.

     Pursuing strategic acquisitions to expand our geographic reach and service offerings. We continue to review opportunities to acquire engineering and manufacturing operations in North America, Europe and Asia. Expanding our geographic reach broadens the services we offer and enhances our customer relationships. The primary focus of these geographic and service expansions is to enable our customers to focus on their core competencies and reduce development cost and time to market for their products.

SERVICES

     Plexus offers a broad range of integrated services that provide customers with a total design, new product introduction and manufacturing solution to take a product from initial design through production to after-market support. Our customers may utilize any or all of the following services and tend to use more of these services as their outsourcing strategies mature:

     Product development and design. We provide comprehensive product development and design and test engineering services. These services include project management, initial feasibility studies, product concept definition, specifications for product features and functions, product engineering specifications, microprocessor selection, circuit design, software design, application-specific integrated circuit design, printed circuit board layout, product housing design, development of test specifications and product validation testing. Through our product development and design services, we provide customers with a complete product design that can be manufactured efficiently.

     Prototyping and new product introduction services. We provide rapid assembly of prototype products within our dedicated, streamlined New Product Introduction Plus centers. We supplement our prototype assembly services with value-added services, including printed circuit board design, materials management, manufacturing defects analysis, analysis of the manufacturability and testability of a design, test implementation and pilot production runs leading to volume production. These services link our engineering organization, our customers' engineering organizations and our volume manufacturing organization. This link facilitates an efficient transition to manufacturing. We believe that these services provide significant value to our customers by accelerating their products' time-to-market schedule.

     Test development and product testing. Because product functionality has driven components and assembly techniques to become increasingly complex, there is a need to design and assemble increasingly complex in-circuit and functional test equipment for electronic products and assemblies. Our internal development of this test equipment allows us to rapidly implement test solutions and efficiently test printed circuit assemblies, subassemblies and product and system assemblies. We also develop and utilize specialized equipment that allows us to environmentally stress test products during functional testing to assure reliability. We believe that the design and production of test equipment is an important factor in our ability to provide technology-driven products of consistent and high quality.

     Manufacturing and assembly. We provide turnkey manufacturing services for a variety of electronic products to diverse industries. These services include developing and implementing a materials strategy that meets customers' demand and flexibility requirements, assembling printed circuit assemblies utilizing a wide range of assembly technologies, building and configuring final product and system boxes and testing assemblies to meet customers' requirements. We have the expertise to assemble very complex electronic products that utilize multiple printed circuit boards and subassemblies. These complex products are typically configured to fulfill unique customer requirements and many are shipped directly to our customers' end users. In addition, we have developed special processes and tools to meet industry-specific requirements. Among these are the tools and processes to assemble finished medical devices that meet U.S. Food and Drug Administration Quality Systems Regulation requirements and similar regulatory requirements of other countries.

     After-market support. We provide service support for manufactured products. In this context, supported products, which may or may not be under the customer's warranty, may be returned for repairs or upgrades at the customer's discretion.

RECENT COMBINATIONS AND ACQUISITIONS

     Since fiscal 1998, we have completed six acquisitions that have added facilities totaling approximately 539,000 square feet and over 2,400 new employees. We have actively pursued combinations and acquisitions to expand our geographic reach, increase our design, engineering and manufacturing capability and breadth of service offerings and strengthen and broaden our customer relationships. Since fiscal 1998, we have completed the following acquisitions:

                                ACQUIRED COMPANY/              FACILITIES
        DATE                        OPERATIONS               SQUARE FOOTAGE    EMPLOYEES        LOCATION(S)
        ----             --------------------------------    --------------    ---------    -------------------
July 2000............    Keltek (Holdings) Limited               77,000            461      Kelso, Scotland
                                                                                            Maldon, England
May 2000.............    Turnkey electronics                    250,000          1,394      Juarez, Mexico
                         manufacturing operations of
                         Elamex, S.A. de C.V.
April 2000...........    Agility, Incorporated                   25,000             98      Ayer, Massachusetts
December 1999........    Printed circuit board operations        --                 45      Everett, Washington(1)
                         of Intermec Technologies
                         Corporation
September 1999.......    Printed circuit board operations        25,000            125      Wheeling, Illinois
                         of Shure, Incorporated
July 1999............    SeaMED Corporation                     162,000            301      Bothell, Washington

------------
(1) Combined with our existing Bothell, Washington operations.

CUSTOMERS AND INDUSTRIES SERVED

     We provide services to a wide variety of customers, ranging from large multi-national companies to smaller emerging technology companies, including start-ups. Because of the variety of services we offer, our flexibility in design and manufacturing and our ability to respond to customer needs in a timely fashion, we believe that we are well-positioned to offer our services to customers in most market segments. For many customers, we serve both a design and production function, thereby permitting customers to concentrate on concept development, distribution and marketing, while accelerating their time to market, reducing their investment in manufacturing capacity and optimizing total product cost.

     During fiscal 1999, we provided services to approximately 140 customers, ranging from emerging technology companies such as Equipe Communications, Gotham Networks, Sitara Networks and Appian Communications to industry leaders such as Lucent Technologies, Cisco Systems, General Electric, Unisys, Siemens, Honeywell and Johnson & Johnson. Lucent Technologies and General Electric represented over 10 percent of our net sales for the periods set forth below:

                                                                     PERCENTAGE OF NET SALES
                                                                ---------------------------------
                                                                FISCAL YEAR
                                                                ------------    NINE MONTHS ENDED
                          CUSTOMER                              1998    1999      JUNE 30, 2000
                          --------                              ----    ----    -----------------
Lucent Technologies.........................................     *      16%           24%
General Electric............................................     *      12%           11%

------------
* represents sales less than 10 percent

     Many of our large customers, including Lucent Technologies and General Electric, contract independently through multiple divisions, subsidiaries, production facilities or locations. We believe that in most cases our sales to one such subsidiary, division, facility or location are not dependent on sales to others. Although the complete loss of any major customer could have a significant negative impact on us, we do not believe the loss of all divisions, subsidiaries, facilities or locations of a major customer to be likely.

     We provided services within the following industries in the following proportions:

                                                                     PERCENTAGE OF NET SALES
                                                                ---------------------------------
                                                                FISCAL YEAR
                                                                ------------    NINE MONTHS ENDED
                          INDUSTRY                              1998    1999      JUNE 30, 2000
                          --------                              ----    ----    -----------------
Networking/Telecommunications...............................    15%     24%           35%
Medical.....................................................    29%     31%           29%
Industrial..................................................    20%     23%           19%
Computer....................................................    23%     14%           10%
Transportation/Other........................................    13%      8%            7%

MATERIALS AND SUPPLIERS

     We purchase raw materials and electronic components from manufacturers and distribution companies. The key electronic components we purchase include printed circuit boards, specialized components such as application-specific integrated circuits, semi-conductors, interconnect products, electronic subassemblies (including memory modules, power supply modules and cable and wire harnesses), resistors and capacitors. Along with these electronic components, we also purchase components for use in higher-level assembly and manufacturing. These components include sheet metal fabrications, aluminum extrusions, die castings and various other hardware and fastener components. These components range from standard to highly customized and they vary widely in terms of market volatility and price.

     From time to time, allocation of components becomes an integral part of the electronics industry, and component shortages can occur with respect to particular components. In response, we actively manage our business in a way that minimizes our exposure to materials and component shortages. We have developed a corporate procurement organization whose primary purpose is to create strong supplier alliances to ensure, as much as possible, a steady flow of components at competitive prices. Because we design products and can influence what components are used in some new products, components manufacturers often provide us with a greater amount of materials and components, even during shortages. We have also established and continue to expand strategic relationships with international purchasing offices, and we attempt to leverage our design position with suppliers. Beyond this, we have undertaken a series of flexibility initiatives, including the utilization of in-plant stores, point-of-use programs, assured supply programs and similar efforts. All of these undertakings seek to improve our overall supply chain flexibility and to accommodate our growth plans.

SALES AND MARKETING

     We market our services primarily through our sales and marketing organization of 65 people, which includes salespeople, strategic customer managers, technology specialists and advertising and other corporate communications personnel. Our sales and marketing efforts focus on generating new customers and pursuing profitable opportunities. We use our ability to provide a full range of product realization services as a marketing tool, and our technology specialists participate in marketing through direct customer contact and participation in industry symposia and seminars. Our sales force is integrated with the rest of our business and is aligned geographically within important technology corridors. We support our sales and marketing efforts with in-depth industry research.

COMPETITION

     The market for the products and services we provide is highly competitive. We compete primarily on the basis of engineering, testing and production capability, technological capabilities and the capacity for responsiveness, quality and price. There are many competitors in the electronics design and assembly industry. Larger and more geographically diverse competitors have substantially more resources than we do. Other, smaller competitors compete only in narrow, specific areas of our business. We also compete against companies that design or manufacture items in-house rather than by outsourcing. In addition, we compete against foreign, low-labor-cost manufacturers. This foreign, low-labor-cost competition tends to focus on commodity and consumer-related products, which is not our primary focus.

FACILITIES

     Our facilities comprise an integrated network of technology and manufacturing centers, with corporate headquarters located in our engineering facility in Neenah, Wisconsin. We own or lease facilities with approximately
1.25 million square feet of capacity. This includes approximately 900,000 square feet in the United States, approximately 250,000 square feet in Mexico and approximately 77,000 square feet in Europe. We are also undertaking expansion projects to expand significantly several of our existing facilities. The geographic diversity of our technology and manufacturing centers allows us to offer services from locations near our customers and major electronics markets. We believe that this approach reduces material and transportation costs, simplifies logistics and communications and improves inventory management. This enables us to provide customers with a more complete, cost-effective solution.

     Our facilities are described in the following table:

                     LOCATION                               TYPE          SIZE (SQ. FT.)    OWNED/LEASED
                     --------                         ----------------    --------------    ------------
Neenah, Wisconsin(1)..............................    Manufacturing          305,000           Leased
Juarez, Mexico(1).................................    Manufacturing          250,000           Leased
Neenah, Wisconsin(1)..............................    Manufacturing           95,000            Owned
Richmond, Kentucky(2).............................    Manufacturing           45,000            Owned
Maldon, England...................................    Manufacturing           40,000            Owned
Kelso, Scotland(3)................................    Manufacturing           37,000            Owned
Wheeling, Illinois(4).............................    Manufacturing           25,000           Leased
Appleton, Wisconsin(5)............................    NPI Plus Center         67,000            Owned
Bothell, Washington...............................    NPI Plus Center         60,000           Leased
Ayer, Massachusetts(6)............................    NPI Plus Center         25,000           Leased
Redmond, Washington...............................    NPI Plus Center         21,000           Leased
Blaine, Minnesota.................................    NPI Plus Center         14,000            Owned
Milpitas, California..............................    NPI Plus Center          5,000           Leased
Neenah, Wisconsin(7)..............................    Engineering             45,000            Owned
Bothell, Washington...............................    Engineering             81,000           Leased
Raleigh, North Carolina...........................    Engineering             14,000           Leased
Louisville, Colorado..............................    Engineering             14,000           Leased
Neenah, Wisconsin.................................    Office/Warehouse       100,000           Leased
Redmond, Washington(8)............................    Office/Warehouse        60,000           Leased
Bothell, Washington(8)............................    Office/Warehouse        10,000           Leased
Blaine, Minnesota.................................    Office/Warehouse         5,200           Leased
El Paso, Texas....................................    Office/Warehouse         5,000           Leased

------------
(1) Includes more than one building.

(2) We are expanding this facility by approximately 55,000 square feet, which is expected to be completed by July 2001.

(3) These operations are moving to a new 57,000 square-foot facility, which is scheduled to be completed by October 2000.

(4) These operations are moving to a new 135,000 square-foot leased facility, which is expected to be completed by August 2001.

(5) We acquired this facility in July 2000 and expect operations to commence in the first quarter of fiscal 2001.

(6) We are expanding this facility by approximately 40,000 square feet, which is expected to be completed by October 2000.

(7) We are expanding this facility by approximately 60,000 square feet, which is expected to be completed by October 2000.

(8) These buildings are being subleased to an unrelated third party and not used in our business operations.

EMPLOYEES

     Our employees are one of our primary strengths, and we make considerable efforts to maintain a well-qualified staff. As we have grown, we have been able to offer enhanced career opportunities to many of our employees. Our human resources department identifies career objectives and monitors specific skill development for employees with management and technical potential for advancement. We invest heavily in training at all levels to ensure that employees are well-trained. We operate a policy of involvement and consultation with employees in every facility and strive for continuous improvement at all levels.

     As of September 2000, we employed approximately 5,300 full-time employees. Given the growth of our business and the quick response time required by our customers, we seek to maintain flexibility to scale our operations as necessary to maximize efficiency. To do so, we use skilled temporary labor. In Europe, approximately 60 of our employees are covered by union agreements. These union agreements are typically renewed at the beginning of each year, although in a few cases they may last two or more years. None of our employees in the United States and Mexico is covered by union agreements. We have no history of labor disputes at any of our facilities. We believe that our employee relationships are good.

                                   MANAGEMENT

     The following table sets forth our directors and executive officers, their ages and the positions currently held by each person:

                     NAME                          AGE                       POSITION
                     ----                          ---                       --------
Peter Strandwitz...............................    63     Chairman, Chief Executive Officer and Director
John L. Nussbaum...............................    58     President, Chief Operating Officer and Director
Dean A. Foate..................................    42     Executive Vice President and Director
Thomas B. Sabol................................    41     Senior Vice President and Chief Financial
                                                          Officer
Joseph D. Kaufman..............................    43     Vice President, Secretary and General Counsel
Lisa M. Kelley.................................    33     Vice President--Finance, Treasurer and Chief
                                                          Accounting Officer
J. Robert Kronser..............................    41     Vice President--Sales and Marketing
Paul A. Morris.................................    39     Vice President--Information Systems Development
Charles C. Williams............................    64     Vice President
David J. Drury.................................    52     Director
Harold R. Miller...............................    72     Director
Thomas J. Prosser..............................    64     Director
Agustin A. Ramirez.............................    54     Director
Jan K. Ver Hagen...............................    62     Director

     Peter Strandwitz is a co-founder of Plexus and has served as Chairman of the Board, Chief Executive Officer and a director since 1979.

     John L. Nussbaum is a co-founder of Plexus and has served as President and a director since 1980, and Chief Operating Officer since 1996.

     Dean A. Foate joined Plexus in 1984 and has served as President of Plexus Technology Group since 1995, Executive Vice President of Plexus since 1999 and a director since March 2000.

     Thomas B. Sabol joined Plexus in 1996 and has served as Senior Vice President since May 2000. Previously, he served as Vice President and General Auditor for Kemper Corporation and before that as Business Assurance Manager for Coopers & Lybrand.

     Joseph D. Kaufman joined Plexus in 1986 and has served as Vice President, Secretary and General Counsel of Plexus since 1990.

     Lisa M. Kelley joined Plexus in 1992 and has served as Treasurer since 1998, and Vice President--Finance since May 2000.

     J. Robert Kronser joined Plexus in 1981 and has served as Vice President of Sales and Marketing since May 2000.

     Paul A. Morris joined Plexus in 1984 and has served as Vice President of Information Systems Development since May 2000.

     Charles C. Williams joined Plexus in 1982 and has been a Vice President since 1989.

     David J. Drury, a director of Plexus, has been the President of Pablocki & Sons LLC, an exterior and interior sign systems company, since 1999. Previously, he was an independent consultant and was President of Stolper-Fabralloy Co. LLC, an engine component manufacturing company.

     Harold R. Miller, a director of Plexus, is retired, having previously served as Chairman of the Board and Chief Executive Officer of Marathon Engineers/Architects/Planners, Inc., a provider of architectural and engineering services.

     Thomas J. Prosser, a director of Plexus, has been the Chairman and Chief Executive Officer of Menasha Corporation, a manufacturer of paper and plastic products, since 1999. In addition, he is an officer of Robert W. Baird & Co. Incorporated, a provider of brokerage and financial services.

     Agustin A. Ramirez, a director of Plexus, is the President, Chairman and Chief Executive Officer of HUSCO International, Inc., a manufacturer of hydraulic and electrohydraulic controls.

     Jan K. Ver Hagen, a director of Plexus, has served as Senior Vice President of Corporate Projects of Emerson Electric Co. since 1999. He also serves as a director and non-executive Chairman of Wolverine Tube, Inc., a manufacturing company, and Vice Chairman of United Dominion Industries, also a manufacturing company.

       UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

     The following summary describes the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder who acquires and owns our shares as a capital asset within the meaning of section 1221 of the Internal Revenue Code. A non-U.S. holder is any person other than:

     - a citizen or resident of the United States

     - a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any state

     - an estate whose income is includable in gross income for U.S. federal income tax purposes regardless of its source

     - a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

     If an entity treated as a partnership for U.S. tax purposes holds our common stock, the tax treatment of each partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor.

     For purposes of the withholding tax on dividends discussed below, a non-resident fiduciary of an estate or trust will be considered a non-U.S. holder. An individual may, subject to limited exceptions, be deemed to be a resident alien, as opposed to a non-resident alien, by being present in the United States on at least 31 days in the calendar year and at least 183 days during a three-year period ending in the current calendar year. All of the days in which an individual is present in the current year, one third of the days in which an individual is present in the preceding year and one-sixth of the days in which an individual is present in the second preceding year are counted for purposes of this calculation. Resident aliens are subject to U.S. federal tax as if they were U.S. citizens and, thus, are not non-U.S. holders for purposes of this discussion.

     This discussion does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including the fact that in the case of a non-U.S. holder that is a partnership, the U.S. tax consequences of holding and disposing of common stock may be affected by determinations made at the partner level. This discussion also does not consider U.S. state and local or non-U.S. tax consequences. Further, it does not consider non-U.S. holders subject to special tax treatment under the U.S. federal income tax laws, including U.S. expatriates, banks and insurance companies, dealers in securities and holders of securities held as part of a straddle, hedge or conversion transaction. In addition, persons that hold the common stock through hybrid entities may be subject to special rules and may not be entitled to the benefits of a U.S. income tax treaty. A hybrid entity is an entity treated as a partnership for U.S. tax purposes and as a corporation for foreign law purposes. The following discussion is based on provisions of the Internal Revenue Code and administrative and judicial interpretations as of the date of this prospectus supplement, all of which are subject to change, possibly on a retroactive basis. Any change could affect the continuing validity of this discussion. THE FOLLOWING SUMMARY IS FOR GENERAL INFORMATION. IF YOU ARE A NON-U.S. HOLDER, WE URGE YOU TO CONSULT A TAX ADVISOR ABOUT THE U.S. FEDERAL TAX CONSEQUENCES OF HOLDING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, LOCAL OR OTHER NON-U.S. TAXING JURISDICTION.

     Dividends. In general, if we have earnings and profits for U.S. income tax purposes at the time of any payment of dividends, the gross amount of any dividends paid to a non-U.S. holder will be subject to withholding of U.S. federal income tax at a 30 percent rate unless this rate is reduced by an applicable income tax treaty. Dividends that are effectively connected with the holder's conduct of a trade or business in the United States, or, if a tax treaty applies, attributable to a permanent establishment, or in the case of an individual, a fixed base, in the United States ("U.S. trade or business income") are generally subject to

U.S. federal income tax at regular rates and not subject to withholding if the non-U.S. holder files the appropriate U.S. Internal Revenue form with the payor. Any U.S. trade or business income received by a non-U.S. corporation also may be subject to an additional "branch profits tax" at a 30 percent rate, or any lower rate that may be applicable under an income tax treaty.

     Under current law, dividends paid to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of that country for purposes of the withholding discussed above. The same presumption applies under the current interpretation of U.S. Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under final U.S. Treasury regulations, effective January 1, 2001, however, a non-U.S. holder of common stock who wishes to claim the benefit of an applicable treaty rate would have to satisfy certification and other requirements, including filing a Form W-8 BEN that contains the holder's name and foreign address.

     A non-U.S. holder of common stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

     Disposition Of Common Stock. Except as described below, a non-U.S. holder generally will not be subject to U.S. federal income tax for gain recognized on a disposition of common stock, if:

     - the gain is not U.S. trade or business income

     - the non-U.S. holder is an individual who is not present in the United States for 183 or more days in the taxable year of the disposition and who meets other statutory requirements

     - the non-U.S. holder is not subject to tax under provisions of U.S. tax law applicable to U.S. expatriates.

     Federal Estate Taxes. In general, an individual who is a non-U.S. holder for U.S. estate tax purposes will be liable for U.S. federal estate tax if the fair market value of property included in the individual's taxable estate for U.S. federal estate tax purposes exceeds the statutory threshold amount. For these purposes, common stock owned or treated as owned, by an individual who is a non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal tax purposes unless an applicable estate tax treaty provides otherwise.

     United States Information Reporting Requirements And Backup Withholding Tax. We have to report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld from, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by a tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities in the country in which the non-U.S. holder resides. Under current regulations, the U.S. backup withholding tax, which generally is a withholding tax imposed at the rate of 31 percent on some payments to persons that fail to comply with the information reporting requirements, will generally not apply to dividends paid on the common stock to a non-U.S. holder at an address outside the United States. Under final Treasury regulations, effective January 1, 2001, a non-U.S. holder generally would not be subject to backup withholding at a 31 percent rate if the beneficial owner certifies to that owner's foreign status on a valid Form W-8 BEN.

     Non-U.S. holders will not be subject to information reporting or backup withholding on the payment of proceeds from the disposition of common stock effected by a foreign office of a foreign broker. If the broker is a U.S. person or a U.S. related person, information reporting, but not backup withholding, would apply unless the broker received a signed statement from the owner, certifying its foreign status or otherwise establishing an exemption, or the broker had documentary evidence in its files as to the non-U.S.

holder's foreign status and the broker had no actual knowledge to the contrary. For this purpose, a "U.S. related person" is:

     - a controlled foreign corporation for U.S. federal income tax purposes

     - a foreign person 50 percent or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for the part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business

     - a foreign partnership that is either engaged in a U.S. trade or business or in which U.S. persons hold more than 50 percent of the income or capital interest

     - certain U.S. branches of foreign banks or foreign insurance companies.

     Non-U.S. holders will be subject to information reporting and backup withholding at a rate of 31 percent on payment of proceeds from the disposition of common stock effected by, to or through the U.S. office of a broker, unless the non-U.S. holder certifies as to its foreign status or otherwise establishes an exemption. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder's U.S. federal income tax, and any amounts withheld in excess of the non-U.S. holder's federal income tax liability will be refunded, if the required information is furnished to the Internal Revenue Service.

                                  UNDERWRITING

     We are offering the shares of common stock described in this prospectus supplement through a number of underwriters. Robertson Stephens, Inc., SG Cowen Securities Corporation, Thomas Weisel Partners LLC and Robert W. Baird & Co. Incorporated are the representatives of the underwriters. We entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we agreed to sell to the underwriters, and each underwriter separately agreed to purchase, the number of shares of common stock listed next to its name at the public offering price, less the underwriting discount described on the cover page of this prospectus supplement:

                                   UNDERWRITER                             NUMBER OF SHARES
                                   -----------                             ----------------
           Robertson Stephens, Inc. and Robertson Stephens
             International, Ltd........................................       1,059,250
           SG Cowen Securities Corporation.............................         529,625
           Thomas Weisel Partners LLC..................................         529,625
           Robert W. Baird & Co. Incorporated..........................         111,500
           Chase Securities Inc........................................          70,000
           Credit Suisse First Boston Corporation......................          70,000
           Dain Rauscher Incorporated..................................          70,000
           A.G. Edwards & Sons, Inc....................................          70,000
           First Union Securities, Inc.................................          70,000
           Goldman, Sachs & Co.........................................          70,000
           Prudential Securities Incorporated..........................          70,000
           E*OFFERING..................................................          40,000
           Fidelity Capital Markets, a division of National Financial
             Services Corporation......................................          40,000
           C.L. King & Associates, Inc.................................          40,000
           McDonald Investments Inc., a KeyCorp Company................          40,000
           Needham & Company, Inc......................................          40,000
           Raymond James & Associates, Inc.............................          40,000
           Stephens Inc................................................          40,000
                                                                              ---------
                     Total.............................................       3,000,000
                                                                              =========

     The underwriting agreement provides that the underwriters must buy all of these shares if they buy any of them. The underwriters will sell these shares to the public when and if the underwriters buy them from us. The underwriters are offering the common stock subject to a number of conditions, including:

     - the underwriters' receipt and acceptance of the common stock from us

     - the underwriters' right to reject orders in whole or in part.

     The underwriters expect to deliver the shares of common stock to purchasers on October 18, 2000.

Over-Allotment Option
     We have granted the underwriters an option to buy up to 450,000 additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. The underwriters may exercise this option only to the extent that they sell more than the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus supplement. To the extent that the underwriters exercise this option, the underwriters will be obligated to purchase the additional shares from us in the same proportions as they purchased the shares shown in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold.

Listing
     Our common stock is quoted on the Nasdaq National Market under the symbol "PLXS."

Underwriting Discounts and Commissions
     The underwriting discount is the difference between the price the underwriters pay to us and the price at which the underwriters initially offer the shares to the public. The size of the underwriting discount is determined through an arms-length negotiation between us and the representatives. The following table shows the per share and total underwriting discount we will allow to the underwriters. These amounts are shown assuming no exercise and full exercise of the underwriters' over-allotment option described above:

                                                                                    TOTAL
                                                                         ----------------------------
                                                                              NO             FULL
                                                                         EXERCISE OF     EXERCISE OF
                                                            PER SHARE       OPTION          OPTION
                                                            ---------    ------------    ------------
Public Offering Price...................................     $50.00      $150,000,000    $172,500,000
Underwriting discount allowed by us.....................     $ 2.38      $  7,125,000    $  8,193,750
Proceeds, before expenses, to us........................     $47.62      $142,875,000    $164,306,250

     The expenses of this offering, not including the underwriting discount, are estimated to be approximately $600,000. Expenses include the Securities and Exchange Commission filing fee, printing expenses, legal and accounting fees, transfer agent and registrar fees and other miscellaneous fees and expenses. The expenses of this offering will be paid by us.

Lock-up Agreements
     We and our executive officers and directors have agreed, with exceptions, not to sell or transfer any shares of our common stock for 90 days after the date of this prospectus without first obtaining the written consent of Robertson Stephens, Inc. Specifically, we and these other individuals have agreed not to, directly or indirectly:

     - offer to sell, contract to sell, or otherwise sell or dispose of any shares of our common stock

     - loan, pledge or grant any rights with respect to any shares of our common stock

     - engage in any hedging or other transaction that might result in a disposition of shares of our common stock by anyone

     - execute any short sale, whether or not against the box

     - purchase, sell or grant any put or call option or other right with respect to our common stock or with respect to any security other than a broad-based market basket or index that includes, relates to or derives any significant part of its value from our common stock.

     These lock-up agreements apply to shares of our common stock and also to any options or warrants to purchase any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock. These lock-up agreements apply to all such securities that are owned or later acquired by the persons executing the agreements, except for securities acquired on the open market. In addition, we have agreed with Robertson Stephens, Inc. that, to the extent that we have separate lock-up agreements with some of our shareholders, we will not consent to the shareholders' disposition of any shares subject to those separate lock-up agreements prior to the expiration of the lock-up period. However, Robertson Stephens, Inc. may release any of us from these agreements at any time during the 90-day period, in its sole discretion and without notice, as to some or all of the shares covered by these agreements. Currently, there are no agreements between the representatives and us or any of our shareholders to release any of us from the lock-up agreements during such 90-day period.

Indemnification of the Underwriters
     We will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities, which means that we will reimburse the underwriters for a portion of their payments. The relative size of our payments will be based upon the relative benefits received by us and the underwriters from the offering of our shares. The payment amounts may also be based on the parties' relative degree of fault in producing the original liability.

Dealers' Compensation
     The underwriters initially will offer our shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to selected dealers a concession of not more than $1.42 per share. The underwriters may also allow, and any other dealers may reallow, a concession of not more than $0.10 per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. A change in the public offering price will not affect the amount of proceeds that we receive.

Discretionary Accounts
     The underwriters have advised us that they do not expect to sell more than 5 percent of the total number of shares in this offering to accounts over which they exercise discretionary authority.

Online Activities
     A prospectus in electronic format may be made available on the Internet sites or through other online services hosted by E*OFFERING Corp. and E*TRADE Securities, Inc. Prospective investors may view offering terms online and may be allowed to place orders online. Other than the prospectus in electronic format, information on these Web sites is not a part of this prospectus and you should not rely on other information on these Web sites in making a decision to invest in our shares.

     The underwriters may allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations. In particular, E*OFFERING Corp. will allocate a portion of the shares that it is underwriting for distribution by E*TRADE Securities, Inc. Customers of E*TRADE who complete and pass an online eligibility profile may place conditional offers to purchase shares in this offering through E*TRADE's Web site. In the event that the demand for shares from the customers of E*TRADE exceeds the amounts allocated to E*TRADE by E*OFFERING, E*TRADE will use a random allocation methodology to distribute shares in even lots of 100 shares per customer.

Stabilization and Other Transactions
     The rules of the Securities and Exchange Commission generally prohibit the underwriters from trading in our common stock on the open market during this offering. However, the underwriters are allowed to engage in some open market transactions and other activities during this offering that may cause the market price of our common stock to be above or below that which would otherwise prevail in the open market. These activities may include stabilization, short sales and over-allotments, syndicate covering transactions and penalty bids.

     - Stabilizing transactions consist of bids or purchases made by the lead representative for the purpose of preventing or slowing a decline in the market price of our common stock while this offering is in progress.

     - Short sales and over-allotments occur when the representatives, on behalf of the underwriting syndicate, sell more of our shares than they purchase from us in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position either by exercising that option to purchase shares from us or by purchasing shares in the open market. In determining the source of shares to close out a covered short position, the underwriters will consider, among other things, the prevailing market price per share compared to the exercise price per share of their option. "Naked" short sales are any sales by the underwriters in excess of their option. The underwriters must close out any naked short position by purchasing shares in the open market, potentially including purchases made as stabilizing transactions. For this reason, a naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Syndicate covering transactions are bids for or purchases of our common stock on the open market by the representatives on behalf of the underwriters in order to reduce a short position incurred by the representatives on behalf of the underwriters. Similar to other purchase transactions, syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

     - A penalty bid is an arrangement permitting the representatives to reclaim the selling concession that would otherwise accrue to an underwriter if the common stock originally sold by that underwriter was later repurchased by the representatives and therefore was not effectively sold to the public by such underwriter.

     If the underwriters commence these activities, they may discontinue them at any time without notice. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

Passive Market Making
     Following the pricing of this offering, and until the commencement of any stabilizing bid, underwriters and dealers who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions. Passive market making is allowed during the period when the Securities and Exchange Commission's rules would otherwise prohibit market activity by the underwriters and dealers who are participating in this offering. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for our common stock; but if all independent bids are lowered below the passive market maker's bid, the passive market maker must also lower its bid once it exceeds specified purchase limits. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in our common stock during a specified period and must be discontinued when such limit is reached. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Thomas Weisel Partners
     Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 146 completed transactions, and has acted as syndicate member in an additional 129 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

Other Relationships
     In the ordinary course of their business, the underwriters or their affiliates have engaged in or provided investment or commercial banking and financial advisory services to us, for which they have received customary compensation and expense reimbursement, and may do so again in the future. In addition, Thomas J. Prosser, one of our directors, is a Senior Vice President--Investment Banking of Robert W. Baird & Co. Incorporated, one of the representatives of the underwriters. Mr. Prosser has taken a leave of absence from Robert W. Baird & Co. Incorporated and currently serves as Chairman and Chief Executive Officer of Menasha Corporation, a manufacturer of paper and plastic products.

                                 LEGAL MATTERS

     The validity of the shares of common stock to be sold pursuant to this prospectus supplement will be passed upon for us by Quarles & Brady LLP, Milwaukee, Wisconsin, counsel to the Company. As of October 1, 2000, members of Quarles & Brady LLP providing services to Plexus in connection with the offering held 1,000 shares of Plexus common stock. The underwriters have been represented by Jones, Day, Reavis & Pogue, Chicago, Illinois.

                                  PLEXUS CORP.
                          LIST OF FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999

                                    CONTENTS

                                                                PAGES
                                                                -----
Report of Independent Accountants...........................     F-2
Consolidated Financial Statements:
  Consolidated Statements of Operations for the three years
     ended September 30, 1999, 1998 and 1997................     F-3
  Consolidated Balance Sheets as of September 30, 1999 and
     1998...................................................     F-4
  Consolidated Statements of Stockholders' Equity for the
     three years ended September 30, 1999, 1998 and 1997....     F-5
  Consolidated Statements of Cash Flows for the three years
     ended September 30, 1999, 1998 and 1997................     F-6
  Notes to Consolidated Financial Statements................     F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and
Board of Directors
Plexus Corp.:

     In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Plexus Corp. and subsidiaries at September 30, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of SeaMED Corporation on July 23, 1999 in a transaction accounted for as a pooling of interests, as described in Notes 1 and 8 of notes to consolidated financial statements. We did not audit the financial statements of SeaMED Corporation, which statements reflect, after restatement for certain adjustments as explained in Note 8 of notes to consolidated financial statements, total assets of $42.9 million as of June 30, 1998 and total revenues of $70.0 million and $52.1 million for the years ended June 30, 1998 and 1997, respectively. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for SeaMED Corporation is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
October 26, 1999, except for certain
information in Note 6, as to which
the date is August 31, 2000

                         PLEXUS CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  1999        1998        1997
                                                                --------    --------    --------
Net sales...................................................    $492,414    $466,795    $438,565
Cost of sales...............................................     426,005     406,648     387,333
                                                                --------    --------    --------
       Gross profit.........................................      66,409      60,147      51,232
Operating expenses:
  Selling and administrative expenses.......................      26,443      23,754      20,463
  Plant closing, relocation and severance...................         981          --          --
  Merger costs..............................................       4,557          --          --
                                                                --------    --------    --------
                                                                  31,981      23,754      20,463
                                                                --------    --------    --------
       Operating income.....................................      34,428      36,393      30,769
Other income (expense):
  Interest expense..........................................        (274)        (86)     (1,014)
  Miscellaneous.............................................       1,995         975       1,160
                                                                --------    --------    --------
       Income before income taxes...........................      36,149      37,282      30,915
Income taxes................................................      15,838      14,345      12,022
                                                                --------    --------    --------
       Net income...........................................    $ 20,311    $ 22,937    $ 18,893
                                                                ========    ========    ========
Earnings per share:
     Basic..................................................    $   0.59    $   0.68    $   0.60
                                                                ========    ========    ========
     Diluted................................................    $   0.55    $   0.63    $   0.54
                                                                ========    ========    ========
Weighted average shares outstanding:
     Basic..................................................      34,646      33,688      30,732
     Diluted................................................      37,021      36,196      35,116

  The accompanying notes are an integral part of these consolidated financial statements.

                         PLEXUS CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       AS OF SEPTEMBER 30, 1999 AND 1998
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                  1999        1998
                                                                --------    --------
ASSETS
Current assets:
  Cash and cash equivalents.................................    $ 15,906    $ 24,106
  Short-term investments....................................      17,224       5,517
  Accounts receivable, net of allowance of $773 and $1,011,
     respectively...........................................      69,318      61,622
  Inventories...............................................      79,017      57,321
  Deferred income taxes.....................................       6,370       5,077
  Prepaid expenses and other................................       3,562       2,201
                                                                --------    --------
       Total current assets.................................     191,397     155,844
Property, plant and equipment, net..........................      35,868      26,517
Other.......................................................       2,371       1,993
                                                                --------    --------
       Total assets.........................................    $229,636    $184,354
                                                                ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.........................    $     10    $    672
  Accounts payable..........................................      55,928      41,272
  Customer deposits.........................................       8,650       6,635
  Accrued liabilities:
     Salaries and wages.....................................       9,820       8,447
     Other..................................................       6,578       7,659
                                                                --------    --------
       Total current liabilities............................      80,986      64,685
Long-term debt..............................................         142       2,587
Deferred income taxes.......................................         215         700
Other liabilities...........................................       1,890         519
Stockholders' equity:
  Preferred stock, $.01 par value, 5,000 shares authorized,
     none issued or outstanding.............................          --          --
  Common stock, $.01 par value, 60,000 shares authorized,
     35,090 and 17,016 issued, respectively (Note 6)........         351         170
  Additional paid-in capital................................      51,249      42,478
  Note receivable, officer..................................          --         (75)
  Retained earnings.........................................      94,803      73,795
  Treasury stock, at cost, 0 and 29 shares, respectively....          --        (505)
                                                                --------    --------
                                                                 146,403     115,863
                                                                --------    --------
       Total liabilities and stockholders' equity...........    $229,636    $184,354
                                                                ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                         PLEXUS CORP. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997
                                 (IN THOUSANDS)

                                      COMMON STOCK      ADDITIONAL       NOTE                    TREASURY STOCK
                                    ----------------     PAID-IN      RECEIVABLE    RETAINED    -----------------
                                    SHARES    AMOUNT     CAPITAL       OFFICER      EARNINGS    SHARES    AMOUNT
                                    ------    ------    ----------    ----------    --------    ------    -------
Balances, October 1, 1996, as
  previously reported...........     6,501     $ 65      $14,253         $ --       $33,699        --     $    --
Restatement for pooling of
  interests with SeaMED.........       134        1          886          (75)         (320)       --          --
                                    ------     ----      -------         ----       -------      ----     -------
BALANCES AT OCTOBER 1, 1996,
  RESTATED......................     6,635       66       15,139          (75)       33,379        --          --
SeaMED initial public
  offering......................       306        3       14,820           --            --        --          --
Exercise of stock options,
  including tax benefits........       372        3        3,999           --            --        --          --
Preferred stock dividends.......        --       --       (1,765)          --          (338)       --          --
Plexus preferred stock
  conversion (Series A).........       554        6           (6)          --            --        --          --
SeaMED preferred stock
  conversion (Class A, B, C and
  D)............................       587        6        5,274           --            --        --          --
Two-for-one common stock
  split.........................     8,391       84          (84)          --            --        --          --
Net income......................        --       --           --           --        18,893        --          --
                                    ------     ----      -------         ----       -------      ----     -------
BALANCES, SEPTEMBER 30, 1997....    16,845      168       37,377          (75)       51,934        --          --
Treasury stock purchased........        --       --           --           --            --      (214)     (3,442)
Exercise of stock options,
  including tax benefits........       160        2        5,101           --        (1,024)      132       2,059
Common stock warrants issued....        11       --           --           --            --        --          --
Other treasury stock
  issuances.....................        --       --           --           --           (52)       53         878
Net income......................        --       --           --           --        22,937        --          --
                                    ------     ----      -------         ----       -------      ----     -------
BALANCES, SEPTEMBER 30, 1998....    17,016      170       42,478          (75)       73,795       (29)       (505)
Effect of SeaMED excluded
  period........................        --       --           16           --         1,271        --          --
Treasury stock purchased........        --       --           --           --            --       (32)     (1,160)
Exercise of stock options,
  including tax benefit.........       529        5        8,931           --          (574)       61       1,665
Payment of note receivable
  officer.......................        --       --           --           75            --        --          --
Net income......................        --       --           --           --        20,311        --          --
Two-for-one common stock split
  effective August 31, 2000
  (Note 6)......................    17,545      176         (176)          --            --        --          --
                                    ------     ----      -------         ----       -------      ----     -------
BALANCES, SEPTEMBER 30, 1999....    35,090     $351      $51,249         $ --       $94,803        --     $    --
                                    ======     ====      =======         ====       =======      ====     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                         PLEXUS CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997
                                 (IN THOUSANDS)

                                                                  1999         1998        1997
                                                                ---------    --------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income................................................    $  20,311    $ 22,937    $  18,893
  Adjustments to reconcile net income to net cash flows from operating activities:
     Depreciation and amortization..........................        9,993       8,372        5,561
     Provision for inventories and accounts receivable
       allowances...........................................        3,330       4,092        4,911
     Deferred income taxes..................................       (1,778)     (1,609)      (1,049)
     Non-operating gains....................................           --          --         (620)
     Changes in assets and liabilities:
       Accounts receivable..................................       (8,842)     (5,547)     (15,477)
       Inventories..........................................      (25,270)     (3,411)      (2,376)
       Prepaid expenses and other...........................       (1,089)     (1,283)         230
       Accounts payable.....................................       15,569       3,690        7,136
       Customer deposits....................................        1,838       2,466       (5,119)
       Accrued liabilities..................................          869       1,207        6,318
       Other................................................          226      (1,071)         (61)
                                                                ---------    --------    ---------
            Cash flows provided by operating activities.....       15,157      29,843       18,347
                                                                ---------    --------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of short-term investments.......................     (244,449)     (6,632)      (7,873)
  Sales and maturities of short-term investments............      232,742       7,319        1,669
  Payments for property, plant and equipment................      (18,196)    (11,997)     (13,488)
  Proceeds on sale of property, plant and equipment.........          213         114          724
                                                                ---------    --------    ---------
            Cash flows used in investing activities.........      (29,690)    (11,196)     (18,968)
                                                                ---------    --------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from debt........................................           --       3,125       96,442
  Payments on debt..........................................       (4,561)     (4,664)    (110,644)
  Proceeds from exercise of stock options, including tax
     benefit................................................        8,936       4,217        3,555
  Issuances of common stock.................................           --         671       15,212
  Treasury stock purchased..................................       (1,160)     (3,442)          --
  Treasury stock reissued...................................        1,091       1,861           --
  Payments of preferred stock dividends.....................           --          --       (2,103)
                                                                ---------    --------    ---------
            Cash flows provided by financing activities.....        4,306       1,768        2,462
                                                                ---------    --------    ---------
Net increase (decrease) in cash and cash equivalents........      (10,227)     20,415        1,841
Cash and cash equivalents, beginning of year................       24,106       3,691        1,850
Effect of SeaMED excluded period............................        2,027          --           --
                                                                ---------    --------    ---------
Cash and cash equivalents, end of year......................    $  15,906    $ 24,106    $   3,691
                                                                =========    ========    =========

  The accompanying notes are an integral part of these consolidated financial statements.

                         PLEXUS CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     Description of Business: Plexus Corp. provides product realization services to original equipment manufacturers (OEMs) in the medical, computer (primarily mainframes, servers and peripherals), industrial, networking, telecommunications and transportation electronics industries. The Company offers a full range of services including product development and design services, material procurement and management, prototyping, manufacturing and assembly, functional and in-circuit testing, final system box build, distribution and after-market support.

     The contract manufacturing services are provided on either a turnkey basis, where the Company procures certain or all of the materials required for product assembly, or on a consignment basis, where the customer supplies materials necessary for product assembly. Turnkey services include material procurement and warehousing, in addition to manufacturing, and involve greater resource investment than consignment services. Turnkey manufacturing currently represents almost all of the Company's sales.

     Consolidation Principles: The consolidated financial statements include the accounts of Plexus Corp. and its subsidiaries (together "the Company"). All significant intercompany transactions have been eliminated.

     As described more fully in Note 8--"Merger and Acquisition," on July 23, 1999, SeaMED Corporation ("SeaMED"), a public company, was merged into Plexus. The consolidated financial statements have been prepared following the pooling of interests method of accounting for the merger and therefore reflect the combined financial position, operating results and cash flows of the two companies for all periods presented. SeaMED had a June 30 fiscal year end. Prior to fiscal 1999, the combined financial statements reflect Plexus' September 30 financial position and results and SeaMED's June 30 financial position and results. For fiscal 1999, the combined financial statements reflect the October 1, 1998 through September 30, 1999 period for both companies. SeaMED's results of operations and cash flows from July 1, 1998 to September 30, 1998, which have been excluded from these consolidated financial statements, are reflected as adjustments in the 1999 consolidated statements of stockholders' equity and cash flows. Net sales and net income for SeaMED for the excluded period from July 1, 1998 to September 30, 1998 were $19.4 million and $1.3 million, respectively.

     Cash Equivalents and Short-Term Investments: Cash equivalents are highly liquid investments purchased with an original maturity of less than three months. Short-term investments are investment-grade short-term debt instruments with original maturities greater than three months. Short-term investments are generally comprised of securities with contractual maturities greater than one year but with optional or early redemption provisions within one year.

     Investments in debt securities are classified as "available-for-sale." Such investments are recorded at fair value as determined from quoted market prices, and the cost of securities sold is determined on the specific identification method. If material, unrealized gains or losses are reported as a component of comprehensive income or losses, net of related tax effect. At September 30, 1999, 1998 and 1997, such unrealized gains and losses were not material. In addition, there were no realized gains or losses in fiscal 1999, 1998 and 1997.

                         PLEXUS CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED

     Short-term investments as of September 30, 1999 and 1998 consist of (in thousands):

                                                                 1999       1998
                                                                -------    ------
U.S. government and agency securities.......................    $    --    $5,517
State and municipal securities..............................     13,675        --
U.S. corporate and bank debt................................      8,932        --
Other.......................................................      2,000        --
                                                                -------    ------
                                                                $24,607    $5,517
                                                                =======    ======

     Approximately $7.4 million and $0 of the total short-term investments as of September 30, 1999 and 1998, respectively, are included in cash and cash equivalents.

     Inventories: Inventories are valued primarily at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

     Property, Plant and Equipment and Depreciation: These assets are stated at cost. Depreciation, determined on the straight-line method, is based on lives assigned to the major classes of depreciable assets as follows:

Buildings and improvements..................................    18-40 years
Machinery and equipment.....................................     3-10 years

     Revenue Recognition: Revenue is recognized primarily when products are shipped. Revenue and profit relating to product design and development contracts, which are short-term in duration, usually less than three months, are recognized as costs are incurred utilizing the percentage-of-completion method; any losses are recognized when anticipated. Revenue from design and development contracts is less than 10% of total revenue in fiscal 1999, 1998, and 1997. Progress towards completion of product design and development contracts is based on units of work for labor content and cost for component content.

     Income Taxes: Deferred income taxes are provided for differences between the bases of assets and liabilities for financial and tax reporting purposes.

     Earnings Per Share: The computation of basic earnings per common share is based upon the weighted average number of common shares outstanding and net income reduced for preferred stock dividends. The computation of diluted earnings per common share reflects additional dilution from stock options and convertible preferred shares using the if-converted method.

     New Accounting Pronouncements: In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which specifies the accounting treatment of computer software costs depending upon the type of costs incurred. This SOP is effective for the Company's fiscal year 2000 financial statements and restatement of prior years will not be required. The Company does not believe the adoption of this SOP will have a significant impact on its financial position or results of operations.

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Fair Value of Financial Instruments: Cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities are reflected in the consolidated financial statements at cost because of the short-term duration of these instruments. The fair value of long-term debt closely

                         PLEXUS CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED

approximates its carrying value. The Company uses quoted market prices, when available, or discounted cash flows to calculate these fair values.

     Business and Credit Concentrations: Financial instruments that potentially subject Plexus to concentrations of credit risk consist of cash, cash equivalents, short-term investments and trade accounts receivable. Plexus' cash, cash equivalents and short-term investments are managed by recognized financial institutions which follow the Company's investment policy. Such investment policy limits the amount of credit exposure in any one issue and the maturity date of the investment securities that typically comprise investment grade short-term debt instruments. Concentrations of credit risk in accounts receivable resulting from sales to major customers are discussed in Note 11. Plexus at times requires advanced cash deposits for sales. The Company also closely monitors extensions of credit and has not experienced significant credit losses in the past.

     Reclassifications: Certain amounts in prior years' consolidated financial statements have been reclassified to conform to the 1999 presentation.

2. INVENTORIES

     Inventories as of September 30, 1999 and 1998 consist of (in thousands):

                                                                1999       1998
                                                               -------    -------
Assembly parts.............................................    $40,616    $34,965
Work-in-process............................................     27,145     21,306
Finished goods.............................................     11,256      1,050
                                                               -------    -------
                                                               $79,017    $57,321
                                                               =======    =======

3. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment as of September 30, 1999 and 1998 consist of (in thousands):

                                                                1999       1998
                                                               -------    -------
Land, buildings and improvements...........................    $12,009    $10,792
Machinery and equipment....................................     68,021     51,965
                                                               -------    -------
                                                                80,030     62,757
  Less accumulated depreciation............................     44,162     36,240
                                                               -------    -------
                                                               $35,868    $26,517
                                                               =======    =======

4. DEBT

     Long-term debt as of September 30, 1999 and 1998 consists of (in thousands):

                                                                1999     1998
                                                                ----    ------
Notes and obligations with a weighted average interest rate
  of 5.0% and 3.2%, respectively............................    $152    $  266
Unsecured subordinated note payable, paid in 1999...........      --       493
Variable rate note payable, collateralized by equipment,
  paid in 1999..............................................      --     2,500
                                                                ----    ------
                                                                 152     3,259
Less current portion........................................      10       672
                                                                ----    ------
                                                                $142    $2,587
                                                                ====    ======

                         PLEXUS CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED

     Revolving Credit Agreement: The Company's revolving credit agreement provides for maximum borrowings of $40 million with all or a portion of the principal bearing interest at a LIBOR based or a prime based interest rate as elected by the Company. These rates are LIBOR plus 0.875% and prime less 0.25%. The credit agreement is unsecured and a commitment fee of 0.125% per annum on the unused portion of this agreement is payable quarterly. The agreement matures in July 2003. The revolving credit agreement, as amended, includes covenants which require the maintenance of various debt to net worth ratios. There were no borrowings under this credit agreement at September 30, 1999.

     Variable Rate Note Payable: During fiscal 1998, the Company borrowed $2.5 million against a SeaMED equipment credit facility. Borrowings under this agreement bear interest at LIBOR plus 1.4%. At September 30, 1998, the Company had an interest rate contract with a notional principal amount of $2.5 million that effectively converts the variable rate note payable to a fixed rate of 7.5%. This contract was terminated during 1999 in conjunction with the pay down of the related debt.

     Cash paid for interest in fiscal 1999, 1998 and 1997 was $274,000, $87,000, and $1.2 million, respectively.

5. INCOME TAXES

     Income tax expense (benefit) for fiscal 1999, 1998 and 1997 consists of (in thousands):

                                                                 1999       1998       1997
                                                                -------    -------    -------
Currently payable:
  Federal...................................................    $14,465    $13,710    $11,332
  State.....................................................      3,151      2,244      1,739
                                                                -------    -------    -------
                                                                 17,616     15,954     13,071
                                                                -------    -------    -------
Deferred:
  Federal...................................................     (1,695)    (1,489)      (990)
  State.....................................................        (83)      (120)       (59)
                                                                -------    -------    -------
                                                                 (1,778)    (1,609)    (1,049)
                                                                -------    -------    -------
                                                                $15,838    $14,345    $12,022
                                                                =======    =======    =======

     Following is a reconciliation of the Federal statutory income tax rate to the effective tax rates reflected in the consolidated statements of operations for fiscal 1999, 1998 and 1997:

                                                                1999    1998    1997
                                                                ----    ----    ----
Federal statutory income tax rate...........................    35.0%   34.0%   34.0%
Increase (decrease) resulting from:
  State income taxes, net of Federal income tax benefit.....     5.7     3.9     3.7
  Non-deductible merger costs...............................     3.1      --      --
  Other, net................................................      --     0.6     1.2
                                                                ----    ----    ----
  Effective income tax rate.................................    43.8%   38.5%   38.9%
                                                                ====    ====    ====

                         PLEXUS CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED

     The components of the net deferred income tax asset as of September 30, 1999 and 1998, consist of (in thousands):

                                                                 1999      1998
                                                                ------    ------
Deferred tax assets:
  Inventories...............................................    $3,455    $2,448
  Accrued benefits..........................................     1,331     1,450
  Loss carryforwards........................................       156       154
  Other.....................................................     2,044     1,296
                                                                ------    ------
                                                                 6,986     5,348
  Less valuation allowance..................................       (24)      (21)
                                                                ------    ------
                                                                 6,962     5,327
Deferred tax liabilities:
  Property, plant and equipment.............................       807       950
                                                                ------    ------
Net deferred income tax asset...............................    $6,155    $4,377
                                                                ======    ======

     The Company records a valuation allowance to reflect the estimated amount of deferred income tax assets which relate to income tax loss carryforwards that are not expected to be realized.

     Cash paid for income taxes in fiscal 1999, 1998 and 1997 was $16.3 million, $13.0 million and $13.5 million, respectively.

6. STOCKHOLDERS' EQUITY AND SUBSEQUENT EVENT

     On August 1, 2000, the Company declared a two-for-one stock split payable in the form of a stock dividend of one share of common stock for every share of common stock outstanding. The new stock was issued on August 31, 2000, to holders of record as of August 22, 2000. Share and per share amounts, where required, have been restated to reflect this stock split.

     On December 19, 1997, the Company's Board of Directors authorized the repurchase of up to 2,000,000 (pre-split) shares, or a maximum of $25,000,000 of the Company's common stock on the open market. On March 16, 1999 the Plexus Corp. Board of Directors rescinded the Company's stock buyback program in contemplation of the merger with SeaMED.

     On July 17, 1997, the Company declared a two-for-one stock split payable in the form of a stock dividend of one share of common stock for every share of common stock outstanding. The new stock was issued on August 25, 1997 to holders of record as of August 14, 1997. Share and per share amounts, where required, have been restated to reflect this stock split.

     On February 28, 1997, the holders of the 7,000 shares of issued and outstanding Plexus Corp. Series A Preferred Shares converted all such shares, in accordance with their terms, into a total of 554,454 (pre-splits) shares of the Company's common stock. In November 1996, the Class A, B, C and D convertible redeemable preferred stock of SeaMED was converted into a total of 586,806 (pre-splits) shares of the Company's common stock. Also issued was a warrant to purchase 15,626 (pre-splits) shares of common stock. The warrant was exercised in March 1998 in a non-cash transaction which resulted in the issuance of 11,158 (pre-split) shares.

     In November 1996, SeaMED completed an initial public offering of 305,944 (pre-splits) shares of common stock. Net proceeds were $14.8 million (net of offering costs and underwriters discount of $2.0 million). SeaMED used $1.8 million of the proceeds to pay previously undeclared cumulative dividends on its Class A and D convertible redeemable preferred stock.

                         PLEXUS CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED

     Income tax benefits attributable to stock options exercised are recorded as an increase in additional paid-in capital.

7. EARNINGS PER SHARE

     The following is a reconciliation of the amounts utilized in the computation of basic and diluted earnings per share (in thousands except per share amounts):

                                                                        SEPTEMBER 30,
                                                                -----------------------------
                                                                 1999       1998       1997
                                                                -------    -------    -------
BASIC EARNINGS PER SHARE (NOTE 6):
  Net income................................................    $20,311    $22,937    $18,893
  Less: Preferred stock dividends...........................         --         --        312
                                                                -------    -------    -------
  Income available to common stockholders...................    $20,311    $22,937    $18,581
                                                                =======    =======    =======
  Basic weighted average shares outstanding.................     34,646     33,688     30,732
                                                                =======    =======    =======
BASIC EARNINGS PER SHARE....................................    $  0.59    $  0.68    $  0.60
                                                                =======    =======    =======
DILUTED EARNINGS PER SHARE (NOTE 6):
  Net income................................................    $20,311    $22,937    $18,893
                                                                =======    =======    =======
  Weighted average shares outstanding.......................     34,646     33,688     30,732
     Effect of dilutive securities:
       Stock options........................................      2,375      2,490      2,538
       Stock warrants.......................................         --         18         18
       Convertible preferred stock..........................         --         --      1,828
                                                                -------    -------    -------
     Diluted weighted average shares outstanding............     37,021     36,196     35,116
                                                                =======    =======    =======
DILUTED EARNINGS PER SHARE..................................    $  0.55    $  0.63    $  0.54
                                                                =======    =======    =======

8. MERGER AND ACQUISITION

     Merger: In July 1999, Plexus acquired SeaMED. Pursuant to the merger agreement, SeaMED stockholders received 0.40 of a share of Plexus common stock (pre-split) for each share of SeaMED common stock. Plexus issued approximately
2.27 million shares of its common stock (pre-split) in exchange for all outstanding common stock of SeaMED. SeaMED stock options outstanding, as of the merger date, were exchanged for options to acquire approximately 171,764 shares of Plexus common stock (pre-split) at the same time. SeaMED is a provider of engineering and manufacturing services, coupled with regulatory expertise, of advanced medical instruments for medical technology companies. All merger costs and other one-time expenses related to the SeaMED merger have been expensed as required under the pooling of interests method of accounting. Certain merger-related costs, which included charges related to obsolete inventories and a loss on an engineering contract, have been included in cost of sales in the consolidated statement of operations. All such costs and expenses amounted to $6.0 million after income taxes in fiscal 1999 and are reflected in the financial statements as follows (in thousands):

Cost of sales...............................................    $2,177
Plant closing, relocation and severance.....................       981
Merger costs................................................     4,557
                                                                ------
                                                                 7,715
Less: income tax benefit....................................     1,684
                                                                ------
Net merger and other one-time charges.......................    $6,031
                                                                ======

                         PLEXUS CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED

     The results of operations previously reported by the separate companies and the combined amounts presented in the accompanying consolidated financial statements are reconciled below (in thousands):

                                                                                    SEPTEMBER 30,
                                                            NINE MONTHS ENDED    --------------------
                                                              JUNE 30, 1999        1998        1997
                                                            -----------------    --------    --------
                                                               (UNAUDITED)
Net sales:
  Plexus................................................        $310,717         $396,815    $386,431
  SeaMED................................................          49,463           69,980      52,134
                                                                --------         --------    --------
  Combined..............................................        $360,180         $466,795    $438,565
                                                                ========         ========    ========
Net income:
  Plexus................................................        $ 18,228         $ 19,235    $ 16,400
                                                                --------         --------    --------
  SeaMED:
     As previously reported.............................          (1,813)           4,139       2,726
     Conforming accounting adjustments..................             401             (437)       (233)
                                                                --------         --------    --------
       Restated.........................................          (1,412)           3,702       2,493
                                                                --------         --------    --------
       Combined.........................................        $ 16,816         $ 22,937    $ 18,893
                                                                ========         ========    ========

     The adjustments above conform SeaMED's method of accounting for inventory with that of Plexus, net of related tax effect.

     Acquisition: On September 1, 1999, Plexus Corp. purchased certain printed circuit board assembly manufacturing assets from an unrelated party. The manufacturing assets which consisted principally of equipment and inventories were purchased at approximately fair market value. The Company also leases a portion of a manufacturing facility owned by the unrelated party which houses the printed circuit board operations. The Company has agreed to acquire certain other assets from the same unrelated party in fiscal 2000. The total purchase price of the net assets acquired in fiscal 1999 and to be acquired in fiscal 2000 is not material to the assets or stockholders' equity of the Company. Pro forma statements of operations for fiscal 1999 and 1998 reflecting this acquisition are not shown as they would not differ materially from the reported results.

9. LEASE COMMITMENTS

     The Company has a number of operating lease agreements primarily involving manufacturing facilities, manufacturing equipment and computerized design equipment. These leases are non-cancelable and expire on various dates through 2014. Rent expense under all operating leases for fiscal 1999, 1998 and 1997 was approximately $11.3 million, $10.2 million and $11.5 million, respectively. Renewal and purchase options are available on certain of these leases. The sale of equipment obtained through the exercise of the purchase option on certain leases resulted in miscellaneous income of $620,000 in fiscal 1997.

     In April 1997, the Company began leasing a new 110,000-square-foot manufacturing facility located in Green Bay, Wisconsin. The facility was constructed and equipped by Oneida Nation Electronics (ONE), a corporation chartered by the Oneida Tribe of Indians of Wisconsin. All lease payments for the building and equipment are based on the profitability of the facility pursuant to a formula defined in the lease agreement. There are no required minimum lease payments.

                         PLEXUS CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED

     Future minimum annual payments on operating leases are as follows (in thousands):

2000...................       $ 8,437
2001...................         5,632
2002...................         5,037
2003...................         5,001
2004...................         4,823
Thereafter.............        19,702
                              -------
                              $48,632
                              =======

10. BENEFIT PLANS

     401(k) Savings Plans: The Company's 401(k) savings plans cover substantially all eligible employees. The Company matches employee contributions, based on years of service, up to 2.5% of eligible earnings. The Company's contributions for fiscal 1999, 1998 and 1997 totaled $1.6 million, $1.4 million and $1.2 million, respectively.

     Stock Option Plans: The Company has reserved 12.0 million shares of common stock for grant to officers and key employees under an employee stock option plan, of which 8.2 million shares have been granted. The exercise price of each option granted shall not be less than the fair market value on the date of grant and options vest over a three year period from date of grant. The plan also authorizes the Company to grant 600,000 stock appreciation rights, none of which have been granted.

     In connection with the SeaMED merger occurring in fiscal 1999 (see Note 8--"Merger and Acquisition"), all of the options outstanding under the former SeaMED stock option plans were assumed by the Company and converted into options to purchase shares of the Company's Common Stock on terms adjusted to reflect the Merger exchange ratio. Options to acquire a total of 429,410 SeaMED shares were converted into options to acquire a total of 171,764 Plexus shares (pre-split). The SeaMED stock option plans are similar to the Plexus plans above and options vest over a four year period from date of grant. These plans have been terminated; however, the outstanding options, as so adjusted, retain all of the rights, terms and conditions of the respective plans under which they were originally granted until their expiration.

     Under a separate plan, each independent outside director is granted 1,500 stock options each December 1, with option pricing similar to the employee plans. These options are fully vested upon grant and can be exercised after a minimum six-month holding period. The 400,000 shares of common stock authorized under this plan may come from any combination of authorized but unissued shares, treasury stock or the open market.

                         PLEXUS CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED

     A summary of the stock option activity follows:

                                                          SHARES        WEIGHTED AVERAGE
                                                      (IN THOUSANDS)     EXERCISE PRICE
                                                      --------------    ----------------
Options outstanding at October 1, 1996............         4,478             $ 3.07
Granted...........................................         1,396             $ 6.92
Canceled..........................................           (68)            $ 3.35
Exercised.........................................        (1,334)            $ 2.68
                                                          ------
OPTIONS OUTSTANDING AT SEPTEMBER 30, 1997.........         4,472             $ 4.38
Granted...........................................           812             $11.80
Canceled..........................................           (86)            $ 6.13
Exercised.........................................          (562)            $ 3.08
                                                          ------
OPTIONS OUTSTANDING AT SEPTEMBER 30, 1998.........         4,636             $ 5.81
Effect of SeaMED excluded period..................            62             $23.35
Granted...........................................           980             $15.29
Canceled..........................................          (164)            $16.21
Exercised.........................................        (1,092)            $ 3.81
                                                          ------
OPTIONS OUTSTANDING AT SEPTEMBER 30, 1999.........         4,422             $ 8.26
                                                          ======
OPTIONS EXERCISABLE AT:
  September 30, 1997..............................         1,914             $ 3.01
                                                          ======             ======
  September 30, 1998..............................         2,500             $ 3.70
                                                          ======             ======
  September 30, 1999..............................         2,518             $ 5.21
                                                          ======             ======

     The following table summarizes outstanding stock option information at September 30, 1999 (shares in thousands):

      RANGE OF               NUMBER         WEIGHTED AVERAGE      WEIGHTED AVERAGE        NUMBER         WEIGHTED AVERAGE
   EXERCISE PRICES         OUTSTANDING       EXERCISE PRICE        REMAINING LIFE       EXERCISABLE       EXERCISE PRICE
   ---------------         -----------      ----------------      ----------------      -----------      ----------------
$ 0.63 - $ 3.75               1,408              $ 3.07              5.6 years             1,400              $ 3.07
$ 4.15 - $ 6.25               1,210              $ 5.91              6.8 years               794              $ 5.78
$ 9.25 - $14.50                 730              $10.67              8.3 years               242              $10.69
$14.75 - $22.50               1,074              $16.09              8.8 years                82              $20.15
$ 0.63 - $22.50               4,422              $ 8.26              7.2 YEARS             2,518              $ 5.21

     The Company has elected to account for its stock option plans under the guidelines of Accounting Principles Board Opinion No. 25. Accordingly, no compensation cost related to the stock option plans has been recognized in the consolidated statements of operations. Had the Company recognized compensation expense based on the fair value at the grant date for awards under the plans, the Company's net income for fiscal 1999, 1998 and 1997 would have been reduced by approximately $2.8 million, $2.9 million and $1.5 million, respectively. Basic earnings per share would have been reduced by $0.08, $0.09 and $0.05 in fiscal 1999, 1998 and 1997, respectively. These pro forma results will not be representative of the impact in future years because only grants made since October 1, 1995 were considered.

     The weighted average fair value of options granted per share during fiscal 1999, 1998 and 1997 is $8.41, $6.61, $3.31, respectively. The fair value of each option grant is estimated at the date of grant using the Black-Scholes prorated straight line option-pricing method with the following assumption ranges: 45% to 61% volatility, risk free interest rates ranging from 4.1% to 6.6%, expected option life of 4.5 to 6.0 years, and no expected dividends.

                         PLEXUS CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED

     Deferred Compensation Plan: In September 1996, the Company entered into agreements with certain of its officers under a nonqualified deferred compensation plan. Under the plan, the Company has agreed to pay certain amounts annually for the first 15 years subsequent to retirement or to a designated beneficiary upon death. It is management's intent that life insurance contracts owned by the Company will fund this plan. Expense for this plan totaled $361,000, $343,000 and $315,000 in fiscal 1999, 1998, and 1997, respectively.

     Other: The Company is not obligated to provide any post-retirement medical or life insurance benefits to employees.

11. BUSINESS SEGMENT AND MAJOR CUSTOMERS

     The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosure about Segments of an Enterprise and Related Information" in fiscal 1999. SFAS No. 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic area and major customers.

     The Company and its subsidiaries operate in one business segment, the production and sale of electronic products including the designing, manufacturing, programming and testing of computerized electronic assemblies. Additionally all of the Company's operations are located in the United States.

     The following table summarizes the percentage of net sales to customers that account for more than 10% of net sales in fiscal 1999, 1998 and 1997:

                                                           1999    1998    1997
                                                           ----    ----    ----
Lucent Technologies Inc................................    16%      *        *
General Electric Company...............................    12%      *      11%
International Business Machines Corporation............      *      *      10%

         (* represents sales less than 10%)

     Accounts receivable related to Lucent and General Electric represent 14% and 7%, respectively, of the Company's trade accounts receivable as of September 30, 1999.

                         PLEXUS CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--CONTINUED

12. QUARTERLY FINANCIAL DATA (UNAUDITED)

     Summarized quarterly financial data for fiscal 1999 and 1998 consists of (in thousands, except per share amounts):

                                               FIRST       SECOND      THIRD       FOURTH
                   1999                       QUARTER     QUARTER     QUARTER     QUARTER      TOTAL
                   ----                       --------    --------    --------    --------    --------
Net sales.................................    $120,585    $119,165    $120,430    $132,234    $492,414
Gross profit..............................      16,904      16,828      13,714      18,963      66,409
Net income................................       6,825       6,265       3,726       3,495      20,311
Earnings per share
  Basic...................................    $   0.20    $   0.18    $   0.11    $   0.10    $   0.59
  Diluted.................................    $   0.19    $   0.17    $   0.10    $   0.09    $   0.55

                                               FIRST       SECOND      THIRD       FOURTH
                   1998                       QUARTER     QUARTER     QUARTER     QUARTER      TOTAL
                   ----                       --------    --------    --------    --------    --------
Net sales.................................    $111,935    $113,948    $116,827    $124,085    $466,795
Gross profit..............................      12,426      14,104      15,870      17,747      60,147
Net income................................       4,462       5,128       6,207       7,140      22,937
Earnings per share
  Basic...................................    $   0.13    $   0.15    $   0.18    $   0.21    $   0.68
  Diluted.................................    $   0.12    $   0.14    $   0.17    $   0.20    $   0.63

     Earnings per share is computed independently for each quarter. The annual per share amount may not equal the sum of the quarterly amounts due to rounding.

PROSPECTUS

                                  $500,000,000

                                 [PLEXUS LOGO]
                             55 JEWELERS PARK DRIVE
                          NEENAH, WISCONSIN 54957-0156
                                 (920) 722-3451

                                DEBT SECURITIES
                                  COMMON STOCK
                (WITH ATTACHED PREFERRED STOCK PURCHASE RIGHTS)

     When we offer securities, we will provide you with a prospectus supplement describing the terms of the specific issue of securities, including the offering price of the securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any supplements carefully before you invest.

     Plexus Corp. may offer from time to time:

     - unsecured debt securities consisting of debentures, notes and/or other evidences of unsecured indebtedness in one or more series

     - common stock, par value $.01 per share (with attached preferred stock purchase rights)

     - any combination of the foregoing, at an aggregate initial offering price not to exceed $500,000,000, at prices and on terms to be determined at or prior to the time of sale in light of market conditions at the time of sale.

     Plexus common stock is quoted on the Nasdaq National Market, under the symbol "PLXS." On August 31, 2000, the last reported sale price for the common stock was $77.38 per share.

     We urge you to read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision. INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 2.

                          ---------------------------

      THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL AND COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          ---------------------------

               THE DATE OF THIS PROSPECTUS IS SEPTEMBER 15, 2000.

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
About This Prospectus.......................................      1
The Company.................................................      1
Forward-Looking Statements and Cautionary Factors...........      1
Risk Factors................................................      2
Where You Can Find More Information.........................      9
Use of Proceeds.............................................     11
Ratio of Earnings to Fixed Charges..........................     11
Description of Debt Securities..............................     11
Description of Capital Stock................................     16
Book-Entry..................................................     19
Plan of Distribution........................................     21
Certain Legal Matters.......................................     22
Experts.....................................................     22

                         ------------------------------

     We have not authorized anyone to give any information or to make any representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. You should not rely upon any other information or representation as having been authorized by us or any underwriter, dealer or agent. Plexus does not imply or represent by delivering this prospectus that Plexus, or its business, is unchanged after the date of the prospectus or that the information herein is correct as of any time after that date.

     The information in this prospectus or any supplement may not contain all of the information that may be important to you. You should read the entire prospectus or any supplement, as well as the documents incorporated by reference in the prospectus or any supplement, before making an investment decision.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Using this process, we may, from time to time, offer any combination of securities described in this prospectus in one or more offerings with a total initial offering price of up to $500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement and any pricing supplement that will contain specific information about the terms of that particular offering. The prospectus supplement or pricing supplement may also add, update or change information contained in this prospectus. To obtain additional information that may be important to you, you should read the exhibits. You should read both this prospectus and any applicable prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

     When used in this prospectus and any prospectus supplement, the terms "Plexus," "we," "our," "us" and the "Company" refer to Plexus Corp. and its subsidiaries.

     Unless we note otherwise, all share and per share information has been adjusted to give effect to the two-for-one stock splits effective August 25, 1997 and August 31, 2000.

                                  THE COMPANY

     Plexus provides design, manufacturing and testing services to the electronics industry. Through our wholly owned subsidiaries, we provide product realization services to original equipment manufacturers in the networking/telecommunications, medical, industrial, computer and transportation industries. We offer a full range of services including product development and design, new product introduction, material procurement and management, prototyping, assembly, testing, manufacturing and after-market support.

     We provide contract manufacturing services on either a turnkey basis, where we procure some or all of the materials required for product assembly, or on a consignment basis, where the customer supplies materials necessary for product assembly. Turnkey services include material procurement and warehousing, in addition to manufacturing, and involve greater resource investment than consignment services. Other than test equipment products used for internal manufacturing, we do not design or manufacture our own proprietary products.

     Our headquarters and largest operations are located in Neenah, Wisconsin. Our other U.S. operations are located in California, Colorado, Illinois, Kentucky, Massachusetts, Minnesota, North Carolina and Washington. In addition, we have recently acquired foreign operations in Juarez, Mexico, Kelso, Scotland and Maldon, England. We continue to look for opportunities for technical capabilities and geographic expansion that will improve our ability to provide services to our customers.

               FORWARD-LOOKING STATEMENTS AND CAUTIONARY FACTORS

     This prospectus and any prospectus supplement, including the documents incorporated by reference, may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in the forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "project," "objective" and similar expressions are intended to identify forward-looking statements. In addition to the assumptions and other factors referred to specifically in connection with those statements, factors that could cause our actual results to differ materially from those contemplated in the forward-looking statements include factors described under the caption "Risk Factors" or similar cautionary captions in the documents incorporated herein by reference.

                                  RISK FACTORS

     Any investment in the securities we are offering involves significant risk. You should consider carefully the following information about these risks, together with the other information contained or incorporated by reference into this prospectus or in any supplement to this prospectus, before you decide to buy our securities. If any of the following risks actually occur, our business, operating results and financial condition would suffer, possibly to a material degree. In these circumstances, the market price of our securities could decline, and you may lose part or all of the money you paid to buy our securities. You may obtain the information incorporated by reference into this prospectus without charge by following the instructions in the "Where You Can Find More Information" section of this prospectus.

OUR CUSTOMER REQUIREMENTS AND OPERATING RESULTS VARY SIGNIFICANTLY FROM QUARTER TO QUARTER, WHICH COULD NEGATIVELY IMPACT THE PRICE OF OUR COMMON STOCK.

     Our quarterly results may vary significantly depending on various factors, many of which are beyond our control. These factors include:

     - the volume of customer orders relative to our capacity

     - the timing of customer orders, particularly in light of the fact that some of our customers place a significant percentage of their orders during the last few weeks of a quarter

     - the typical short life cycle of our customers' products

     - market acceptance of and demand for our customers' products

     - changes in our sales mix to our customers

     - the timing of our expenditures in anticipation of future orders

     - our effectiveness in managing manufacturing processes

     - changes in cost and availability of labor and components

     - changes in economic conditions

     - local events that may affect our production volume, such as local holidays.

     Due to the nature of turnkey manufacturing services, our quarterly and annual results are affected by the level and timing of customer orders, fluctuations in material costs and availability, and the degree of automation used in the manufacturing process.

OUR CUSTOMERS MAY CANCEL THEIR ORDERS, CHANGE PRODUCTION QUANTITIES OR DELAY PRODUCTION.

     Electronics manufacturing service providers must provide increasingly rapid product turnaround for their customers. We generally do not obtain firm, long-term purchase commitments from our customers and we continue to experience reduced lead-times in customer orders. Customers may cancel their orders, change production quantities or delay production for a number of reasons. The success of our customers' products in the market affects our business. Cancellations, reductions or delays by a significant customer or by a group of customers could seriously harm our operating results.

     In addition, we make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of customer requirements. The short-term nature of our customers' commitments and the possibility of rapid changes in demand for their products reduces our ability to estimate accurately the future requirements of those customers.

     On occasion, customers may require rapid increases in production, which can stress our resources and reduce operating margins. Although we have increased our manufacturing capacity and plan further increases, we may not have sufficient capacity at any given time to meet all of our customers' demands. In addition, because many of our costs and operating expenses are relatively fixed, a reduction in customer demand can harm our gross margins and operating results.

WE MAY NOT BE ABLE TO OBTAIN RAW MATERIALS OR COMPONENTS FOR OUR ASSEMBLIES ON A TIMELY BASIS OR AT ALL.

     We rely on a limited number of suppliers for many components used in the assembly process. We do not have any long-term supply agreements. At various times, there have been shortages of some of the electronic components that we use, and suppliers of some components have lacked sufficient capacity to meet the demand for these components. Over the past 12-plus months, component shortages have become more prevalent in our industry. In some cases, supply shortages and delays in deliveries of particular components have resulted in curtailed production, or delays in production, of assemblies using that component, which has contributed to an increase in our inventory levels. We expect that shortages and delays in deliveries of some components will continue. If we are unable to obtain sufficient components on a timely basis, we may experience manufacturing and shipping delays, which could harm our relationships with customers and reduce our sales.

     A significant portion of our sales is derived from turnkey manufacturing in which we provide materials procurement. While most of our customer contracts permit quarterly or other periodic adjustments to pricing based on decreases and increases in component prices and other factors, we typically bear the risk of component price increases that occur between any such repricings or, if such repricing is not permitted, during the balance of the term of the particular customer contract. Accordingly, component price increases could adversely affect our operating results.

THE MAJORITY OF OUR SALES COMES FROM A SMALL NUMBER OF CUSTOMERS AND IF WE LOSE ANY OF THESE CUSTOMERS, OUR SALES AND OPERATING RESULTS COULD DECLINE SIGNIFICANTLY.

     Sales to our ten largest customers have represented a majority of our sales in recent periods. Our ten largest customers accounted for approximately 67% of our net sales for the nine months ended June 30, 2000 and 61% of our fiscal 1999 net sales. Our largest customers were Lucent Technologies and General Electric accounting for approximately 24% and 11%, respectively, of our net sales for the nine month period ended June 30, 2000 and 16% and 12%, respectively, of our fiscal 1999 net sales. The identities of our principal customers have varied from year to year, and our principal customers may not continue to purchase services from us at current levels, if at all. Significant reductions in sales to any of these customers, or the loss of major customers, could seriously harm our business. If we are not able to timely replace expired, canceled or reduced contracts with new business, our sales will decrease.

WE MAY FAIL TO COMPLETE SUCCESSFULLY FUTURE ACQUISITIONS AND MAY NOT INTEGRATE SUCCESSFULLY ACQUIRED BUSINESSES, WHICH COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

     We have pursued a strategy that has included growth through acquisitions. We cannot assure you that we will be able to complete successfully future acquisitions, due primarily to increased competition for the acquisition of electronics manufacturing service operations. If we are unable to acquire additional businesses, our growth could be inhibited. Similarly, we cannot assure you that we will be able to integrate successfully the operations and management of our recent acquisitions or future acquisitions. Acquisitions involve significant risks that could have a material adverse effect on us. These risks include:

     OPERATING RISKS, SUCH AS THE:

     - inability to integrate successfully our acquired operations, businesses and personnel

     - inability to realize anticipated synergies, economies of scale or other value

     - difficulties in scaling up production and coordinating management of operations at new sites

     - strain placed on our personnel, systems and resources

     - possible modification or termination of an acquired business customer program, including cancellation of current or anticipated programs

     - loss of key employees of acquired businesses.

     FINANCIAL RISKS, SUCH AS THE:

     - dilutive effect of the issuance of additional equity securities

     - incurrence of additional debt and related interest costs

     - inability to achieve expected operating margins to offset the increased fixed costs associated with acquisitions

     - incurrence of large write-offs or write-downs

     - amortization of goodwill or other intangible assets

     - unforeseen liabilities of the acquired businesses.

EXPANSION OF OUR BUSINESS AND OPERATIONS MAY NEGATIVELY IMPACT OUR BUSINESS.

     We may expand our operations by establishing or acquiring new facilities or by expanding capacity in our current facilities. We may expand both in geographical areas in which we currently operate and in new geographical areas within the United States and internationally. We may not be able to find suitable facilities on a timely basis or on terms satisfactory to us. Expansion of our business and operations involves numerous business risks, including the:

     - inability to integrate successfully additional facilities or capacity and to realize anticipated synergies, economies of scale or other value

     - additional fixed costs which may not be fully absorbed by the new business

     - difficulties in the timing of expansions, including delays in the implementation of construction and manufacturing plans

     - diversion of management's attention from other business areas during the planning and implementation of expansions

     - strain placed on our operational, financial, management, technical and information systems and resources

     - disruption in manufacturing operations

     - incurrence of significant costs and expenses

     - inability to locate enough customers or employees to support the expansion.

OPERATING IN FOREIGN COUNTRIES EXPOSES US TO INCREASED RISKS.

     We recently acquired operations in Mexico and the United Kingdom as a result of purchasing the turnkey contract electronics manufacturing service operations of Elamex, S.A. de C.V. and the stock of Keltek (Holdings) Limited. We may in the future expand into other international regions. We have limited experience in managing geographically dispersed operations and in operating in Mexico and the United Kingdom. We also purchase a significant number of components manufactured in foreign countries. Because of these international aspects of our operations, we are subject to the following risks that could materially impact our operating results:

     - economic or political instability

     - transportation delays or interruptions and other effects of less developed infrastructure in many countries

     - foreign exchange rate fluctuations

     - utilization of different systems and equipment

     - difficulties in staffing and managing foreign personnel and diverse cultures.

     In addition, changes in policies by the U.S. or foreign governments could negatively affect our operating results due to changes in duties, tariffs, taxes or limitations on currency or fund transfers. Also, our Mexico based operation utilizes the Maquiladora program, which provides reduced tariffs and eases import regulations, and we could be adversely affected by changes in that program.

WE MAY NOT BE ABLE TO MAINTAIN OUR ENGINEERING, TECHNOLOGICAL AND MANUFACTURING PROCESS EXPERTISE.

     The markets for our manufacturing and engineering services are characterized by rapidly changing technology and evolving process development. The continued success of our business will depend upon our ability to:

     - hire, retain and expand our qualified engineering and technical personnel

     - maintain and enhance our technological capabilities

     - develop and market manufacturing services which meet changing customer needs

     - successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis.

     Although we believe that our operations utilize the assembly and testing technologies, equipment and processes that are currently required by our customers, we cannot be certain that we will develop the capabilities required by our customers in the future. The emergence of new technologies, industry standards or customer requirements may render our equipment, inventory or processes obsolete or noncompetitive. In addition, we may have to acquire new assembly and testing technologies and equipment to remain competitive. The acquisition and implementation of new technologies and equipment may require significant expense or capital investment which could reduce our operating margins and our operating results. Our failure to anticipate and adapt to our customers' changing technological needs and requirements could have an adverse effect on our business.

FAILURE TO MANAGE OUR GROWTH MAY SERIOUSLY HARM OUR BUSINESS.

     We have experienced rapid growth, both internally and through acquisitions. This growth has placed, and will continue to place, significant strain on our operations. To manage our growth effectively, we must continue to improve and expand our financial, operational and management information systems; continue to develop the management skills of our managers and supervisors; and continue to train, manage and motivate our employees. If we are unable to manage our growth effectively, our operating results could be harmed.

OUR TURNKEY MANUFACTURING SERVICES INVOLVE INVENTORY RISK.

     Some of our contract manufacturing services are provided on a turnkey basis, where we purchase some or all of the materials required for designing, product assembling and manufacturing. These services involve greater resource investment and inventory risk management than consignment services, where the customer provides these materials. Accordingly, various component price increases and inventory obsolescence could adversely affect our selling price, gross margins and operating results.

START-UP COSTS AND INEFFICIENCIES RELATED TO NEW PROGRAMS CAN ADVERSELY AFFECT OUR OPERATING RESULTS.

     Start-up costs, the management of labor and equipment resources in connection with the establishment of new programs and new customer relationships, and the need to estimate required resources in advance can adversely affect our gross margins and operating results. These factors are particularly evident in the early stages of the life-cycle of new products and new programs. These factors also affect our ability to efficiently use labor and equipment. In addition, if any of these new programs or new customer relationships were terminated, our operating results could be harmed, particularly in the short-term.

WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATIONS.

     We are also subject to environmental regulations relating to the use, storage, discharge, recycling and disposal of hazardous chemicals used in our manufacturing process. If we fail to comply with present and future regulations, we could be subject to future liabilities or the suspension of business. These regulations could restrict our ability to expand our facilities or require us to acquire costly equipment or incur significant expense. While we are not currently aware of any material violations, we may have to spend funds to comply with present and future regulations or be required to perform site remediation.

     In addition, our medical device business, which represented approximately 31% of our fiscal year 1999 sales, is subject to substantial government regulation, primarily from the FDA and similar regulatory bodies in other countries. We must comply with statutes and regulations covering the design, development, testing, manufacturing, labeling, marketing and distribution of medical devices and the reporting of certain information regarding their safety. Noncompliance with these rules can result in, among other things, us and our customers being subject to fines, injunctions, civil penalties, criminal prosecution, recall or seizure of devices, total or partial suspension of production, failure of the government to grant pre-market clearance or record approvals for projections or the withdrawal of marketing approvals. The FDA also has the authority to require repair or replacement of equipment, or refund of the cost of a device manufactured or distributed by our customers. In addition, the failure or noncompliance could have an adverse effect on our reputation.

OUR PRODUCTS ARE FOR THE ELECTRONICS INDUSTRY, WHICH PRODUCES TECHNOLOGICALLY ADVANCED PRODUCTS WITH SHORT LIFE CYCLES.

     Factors affecting the electronics industry, in particular the short life cycle of products, could seriously harm our customers and, as a result, us. These factors include:

     - the inability of our customers to adapt to rapidly changing technology and evolving industry standards, which result in short product life cycles

     - the inability of our customers to develop and market their products, some of which are new and untested

     - the potential that our customers' products may become obsolete or the failure of our customers' products to gain widespread commercial acceptance.

INCREASED COMPETITION MAY RESULT IN DECREASED DEMAND OR PRICES FOR OUR SERVICES.

     The electronics manufacturing services industry is highly competitive. We compete against numerous U.S. and foreign electronics manufacturing services providers with global operations, as well as those who operate on a local or regional basis. In addition, current and prospective customers continually evaluate the merits of manufacturing products internally. Consolidation in the electronics manufacturing services industry results in a continually changing competitive landscape. The consolidation trend in the industry also results in larger and more geographically diverse competitors who have significant combined resources with which to compete against us.

     Some of our competitors have substantially greater managerial, manufacturing, engineering, technical, financial, systems, sales and marketing resources than we do. These competitors may:

     - respond more quickly to new or emerging technologies

     - have greater name recognition, critical mass and geographic and market presence

     - be better able to take advantage of acquisition opportunities

     - adapt more quickly to changes in customer requirements

     - devote greater resources to the development, promotion and sale of their services

     - be better positioned to compete on price for their services.

     We may be operating at a cost disadvantage compared to manufacturers who have greater direct buying power from component suppliers, distributors and raw material suppliers or who have lower cost structures. As a result, competitors may procure a competitive advantage and obtain business from our customers. Our manufacturing processes are generally not subject to significant proprietary protection, and companies with greater resources or a greater market presence may enter our market or increase their competition with us. Increased competition could result in price reductions, reduced sales and margins or loss of market share.

WE MAY FAIL TO SECURE NECESSARY ADDITIONAL FINANCING.

     We have made and intend to continue to make substantial capital expenditures to expand our operations, acquire businesses and remain competitive in the rapidly changing electronics manufacturing services industry. Our future success may depend on our ability to obtain additional financing and capital to support our continued growth and operations, including our working capital needs. We may seek to raise capital by:

     - issuing additional common stock or other equity securities

     - issuing debt securities

     - increasing available borrowings under our existing credit facility or obtaining new credit facilities

     - obtaining off-balance sheet financing.

     We may not be able to obtain additional capital when we want or need it, and capital may not be available on satisfactory terms. If we issue additional equity securities or convertible debt to raise capital, it may be dilutive to your ownership interest. Furthermore, any additional financing and capital may have terms and conditions that adversely affect our business, such as restrictive financial or operating covenants.

WE DEPEND ON CERTAIN KEY PERSONNEL, AND THE LOSS OF KEY PERSONNEL MAY HARM OUR BUSINESS.

     Our future success depends in large part on the continued service of our key technical and management personnel and on our ability to continue to attract and retain qualified employees, particularly those highly skilled design, process and test engineers involved in the manufacture of existing products and the development of new products and processes. The competition for these individuals is intense, and the loss of key employees, generally none of whom is subject to an employment agreement for a specified term or a post-employment non-competition agreement, could harm our business. We believe that we have a relatively small management group whose resources could be strained as a result of expansion of our business.

PRODUCTS WE MANUFACTURE MAY CONTAIN DESIGN OR MANUFACTURING DEFECTS WHICH COULD RESULT IN REDUCED DEMAND FOR OUR SERVICES AND LIABILITY CLAIMS AGAINST US.

     We manufacture products to our customers' specifications which are highly complex and may at times contain design or manufacturing errors or failures. Defects have been discovered in products we manufacture in the past and, despite our quality control and quality assurance efforts, defects may occur in the future. Defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in delayed shipments to customers or reduced or cancelled customer orders. If these defects occur in large quantities or too frequently, our business reputation may also be impaired. In addition, these defects may result in liability claims against us. The FDA investigates and checks, occasionally on a random basis, compliance with statutory and regulatory requirements. Violations may lead to penalties or shut downs of a program or a facility.

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

THE PRICE OF OUR COMMON STOCK HAS BEEN AND MAY CONTINUE TO BE VOLATILE AND YOU MIGHT NOT BE ABLE TO SELL YOUR SHARES AT OR ABOVE THE PUBLIC OFFERING PRICE.

     Between October 1, 1999 and August 31, 2000, our stock price has fluctuated between a low of $12.22 per share and a high of $78.41 per share. On August 31, 2000, the closing price for our common stock was $77.38. The price of our common stock may fluctuate significantly in response to a number of events and factors relating to our company, our competitors and the market for our services, many of which are beyond our control.

     In addition, the stock market in general, and especially the Nasdaq National Market along with market prices for technology companies, in particular, have experienced extreme volatility that has often been unrelated to the operating performance of these companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating results.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy any materials we file with the Securities and Exchange Commission at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices located at Seven World Trade Center, New York, New York 10048 and at 500 West Madison Street, Chicago, Illinois 60661. You can obtain information about the operations of the Securities and Exchange Commission Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a Web site that contains information we file electronically with the Securities and Exchange Commission, which you can access over the Internet at http://www.sec.gov. Our common stock is quoted on the Nasdaq National Market under the symbol "PLXS," and you can obtain information about us at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission relating to the securities. As permitted by Securities and Exchange Commission rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits we filed with the Securities and Exchange Commission. You may refer to the registration statement and the exhibits for more information about us and the securities. The registration statement and the exhibits are available at the Securities and Exchange Commission's Public Reference Room or through its Web site.

     The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the Securities and Exchange Commission will automatically update and supersede some of this information. We incorporate by reference the documents listed below, and any future filings we make with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the securities. The documents we incorporate by reference are:

     - our annual report on Form 10-K for the year ended September 30, 1999

     - our reports on Form 10-Q for the quarterly periods ended December 31, 1999, March 31, 2000 and June 30, 2000

     - our current reports on Form 8-K dated April 28, 2000, May 23, 2000 (as amended on August 7, 2000 and August 9, 2000) and July 14, 2000

     - the description of our common stock contained in our amended Form 8-A registration statement (originally filed on July 22, 1986) filed on May 20, 1999, including any amendment or report filed for the purpose of updating that description

     - the description of our preferred stock purchase rights contained in our Form 8-A registration statement filed on August 17, 1998, including any amendment or report filed for the purpose of updating that description.

     You may request a copy of these filings, other than an exhibit to the filings unless we have specifically incorporated that exhibit by reference into the filing, at no cost, by writing or telephoning us at the following address:

                                  Plexus Corp.
                             55 Jewelers Park Drive
                                  P.O. Box 156
                          Neenah, Wisconsin 54957-0156
                         Attention: Investor Relations
                           Telephone: (920) 722-3451

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We may only use the prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in states where the offer is permitted. You should not assume the information in this prospectus or any applicable prospectus supplement is accurate and complete as of any time after its date.

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

                                USE OF PROCEEDS

     Except as otherwise described in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities for one or more of the following purposes:

     - refinance, in part, existing indebtedness

     - finance, in part, the cost of acquisitions

     - finance capital expenditures and capacity expansion

     - general corporate purposes and working capital.

The specific terms of any indebtedness repaid or refinanced with the net proceeds from the sale of securities will be included in the applicable prospectus supplement. We may temporarily invest funds not required immediately for these purposes in short-term marketable securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratio of earnings to fixed charges for the nine months ended June 30, 2000, and the fiscal years ended September 30, 1999, 1998, 1997, 1996 and 1995.

                                                      NINE MONTHS       FISCAL YEARS ENDED SEPTEMBER 30,
                                                         ENDED        -------------------------------------
                                                     JUNE 30, 2000    1999    1998     1997    1996    1995
                                                     -------------    ----    -----    ----    ----    ----
Ratio of Earnings to Fixed Charges(1)............        14.5x        9.9x    11.7x    7.4x    3.0x    2.6x

------------
(1) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes, cumulative effect of change in accounting methods, discontinued operations, extraordinary items and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt expenses and one-third of rent expense which is deemed representative of an interest factor.

                         DESCRIPTION OF DEBT SECURITIES

     We may issue debt securities in one or more series under an Indenture (the "Indenture") between us and Bank One Trust Company, N.A., as Trustee, the form of which is filed as an exhibit to the registration statement. The Indenture will be subject to, and governed by, the Trust Indenture Act of 1939.

     The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by express reference to the Indenture and the Securities Resolution or the supplemental indenture authorizing a series. Copies will be filed with the Securities and Exchange Commission. Capitalized terms used in this section without definition have the meanings given such terms in the Indenture.

     The particular terms of the debt securities offered by a prospectus supplement will be described in that supplement, along with any applicable modifications of or additions to the general terms of the debt securities as described herein and in the Indenture. Accordingly, for a description of the terms of any series of debt securities, reference must be made to both the description of the debt securities in this prospectus and the prospectus supplement.

GENERAL

     The Indenture does not limit the amount of debt securities that can be issued or our ability or that of our subsidiaries to incur, assume or guarantee debt. In addition, the Indenture does not restrict our ability or that of our subsidiaries to create or permit liens. It provides that the debt securities may be issued from time to time in one or more series pursuant to the terms of one or more Securities Resolutions or supplemental indentures creating the series.

     As of the date of this prospectus, there were no debt securities outstanding under the Indenture. The ranking of a series of debt securities with respect to all our indebtedness will be established by the Securities Resolution or supplemental indenture creating the series.

TERMS

     Reference is made to the prospectus supplement for the following terms, if applicable, of the debt securities offered thereby:

     - the designation, aggregate principal amount, currency or composite currency in which principal or interest may be paid and denominations

     - the price at which the debt securities will be issued and, if an index formula or other method is used, the method for determining amounts of principal or interest

     - the maturity date and other dates, if any, on which principal will be payable

     - the interest rate or rates, if any, or method of calculating the interest rate or rates

     - the date or dates from which interest will accrue and on which interest will be payable, and the record dates for the payment of interest

     - the manner of paying principal and interest

     - the place or places where principal and interest will be payable

     - the terms of any mandatory or optional redemptions by us including any sinking fund

     - the terms of any conversion or exchange rights

     - the terms of any redemptions at the option of holders

     - any tax indemnity provisions

     - if the debt securities provide that payments of principal or interest may be made in a currency other than that in which debt securities are denominated, the manner for determining such payments

     - the portion of principal payable upon acceleration of a discounted debt security (as defined below)

     - whether and upon what terms debt securities may be defeased

     - whether any events of default or covenants in addition to or in lieu of those set forth in the Indenture apply

     - provisions for electronic issuance of debt securities or for debt securities in uncertificated form

     - the ranking of the debt securities

     - any other terms not inconsistent with the provisions of the Indenture, including any covenants or other terms that may be required or advisable.

     We may issue debt securities as registered debt securities, bearer debt securities or uncertificated debt securities, and in such denominations as specified in the terms of the series.

     In connection with its original issuance, no bearer debt security will be offered, sold or delivered to any location in the United States, and a bearer debt security in definitive form may be delivered in connection with its original issuance only upon presentation of a certificate in a form prescribed by us to comply with United States laws and regulations.

     Registration of transfer of registered debt securities may be requested upon surrender thereof at any office or agency we maintain for that purpose and upon fulfillment of all other requirements of the agent.

     Securities may be issued under the Indenture as discounted debt securities to be offered and sold at a substantial discount from the principal amount thereof. Special U.S. federal income tax and other considerations applicable thereto will be described in the prospectus supplement relating to any discounted debt securities. "Discounted debt security" means a security where the amount of principal due upon acceleration is less than the stated principal amount payable at maturity.

COVENANTS

     Any covenants that may apply to a particular series of debt securities will be described in the prospectus supplement relating thereto.

RANKING OF DEBT SECURITIES

     Unless stated otherwise in a prospectus supplement, the debt securities will be unsecured and will rank equally and ratably with our other unsecured and unsubordinated debt. The debt securities will not be secured by our properties or assets and will represent unsecured debt. The Indenture does not limit the ability of any of our subsidiaries to issue, assume or guarantee debt, and the debt securities will be effectively subordinated to all existing and future indebtedness and other liabilities and commitments of our subsidiaries.

SUCCESSOR OBLIGOR

     The Indenture provides that, unless otherwise specified in the Securities Resolution establishing a series of debt securities, we shall not consolidate with or merge into, or transfer all or substantially all of our assets to, any person in any transaction in which we are not the survivor, unless:

     - the person is organized under the laws of the United States or a State thereof or is organized under the laws of a foreign jurisdiction and consents to the jurisdiction of the courts of the United States or a State thereof

     - the person assumes by supplemental indenture all of our obligations under the Indenture, the debt securities and any coupons

     - all required approvals of any regulatory body having jurisdiction over the transaction shall have been obtained

     - immediately after the transaction no default (as defined below) exists.

     The successor shall be substituted for us, and thereafter all of our obligations under the Indenture, the debt securities and any coupons shall terminate.

EXCHANGE OF DEBT SECURITIES

     Registered debt securities may be exchanged for an equal aggregate principal amount of registered debt securities of the same series and date of maturity in such authorized denominations as may be requested upon surrender of the registered debt securities at an office or agency we maintain for that purpose and upon fulfillment of all other requirements of our agent.

DEFAULT AND REMEDIES

     Unless the Securities Resolution establishing the series otherwise provides (in which event the prospectus supplement will so state), an "event of default" with respect to a series of debt securities will occur if:

     - we default in any payment of interest on any debt securities of that series when the same becomes due and payable and the default continues for a period of 30 days

     - we default in the payment of the principal and premium, if any, of any debt securities of the series when the same becomes due and payable at maturity or upon redemption, acceleration or otherwise

     - we default in the payment or satisfaction of any sinking fund obligation with respect to any debt securities of that series as required by the Securities Resolution establishing that series

     - we default in the performance of any of our other agreements applicable to the series and the default continues for 60 days after the notice specified below

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

     - pursuant to or within the meaning of any Bankruptcy Law (as defined below), we:

          (A) commence a voluntary case

          (B) consent to the entry of an order for relief against us in an involuntary case

          (C) consent to the appointment of a Custodian for us or for all or substantially all of our property

          (D) make a general assignment for the benefit of our creditors

     - a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

          (A) is for relief against us in an involuntary case

          (B) appoints a Custodian for us or for all or substantially all of our property

          (C) orders our liquidation, and the order or decree remains unstayed and in effect for 60 days

     - there occurs any other event of default provided for in such series.

     The term "Bankruptcy Law" means Title 11, U.S. Code or any similar federal or state law for the relief of debtors. The term "Custodian" means any receiver, trustee, assignee, liquidator or a similar official under any Bankruptcy Law.

     "Default" means any event which is, or after notice or passage of time would be, an event of default. A default is not an event of default until the Trustee or the holders of at least 25% in principal amount of the series notify us of the default and we do not cure the default within the time specified after receipt of the notice. If an event of default occurs and is continuing on a series, the Trustee by notice to us, or the holders of at least 25% in principal amount of the series, may declare the principal of and accrued interest on all the debt securities of the series to be due and payable immediately. Discounted debt securities may provide that the amount of principal due upon acceleration is less than the stated principal amount. The holders of a majority in principal amount of the series, by notice to the Trustee, may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing events of default on the series have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration. If an event of default occurs and is continuing on a series, the Trustee may pursue any available remedy to collect principal or interest then due on the series, to enforce the performance of any provision applicable to the series, or otherwise to protect the rights of the Trustee and holders of the series.

     The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the debt securities of the series. Subject to certain limitations, holders of a majority in principal amount of the debt securities of the series may direct the Trustee in its exercise of any trust or power with respect to such series. Except in the case of default in payment on a series, the Trustee may withhold from holders of that series notice of any continuing default if it determines that withholding the notice is in the interest of holders of the series. We are required to furnish the Trustee annually a brief certificate as to our compliance with all conditions and covenants under the Indenture.

     The Indenture does not have a cross-default provision. Thus, a default by us on any other debt, including any other series of debt securities, would not constitute an event of default. A Securities Resolution may provide for a cross-default provision, in which case the prospectus supplement will describe the terms of that provision.

AMENDMENTS AND WAIVERS

     The Indenture and the debt securities or any coupons of the series may be amended, and any default may be waived as follows: Unless the Securities Resolution otherwise provides (in which event the prospectus supplement will so state), we and the Trustee may amend the debt securities, the Indenture and any coupons with the written consent of the holders of a majority in principal amount of the debt securities of all series affected voting as one class. Unless the Securities Resolution otherwise provides (in
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

which event the prospectus supplement will so state), a default on a particular series may be waived with the consent of the holders of a majority in principal amount of the debt securities of the series. However, without the consent of each debt security holder affected, no amendment or waiver may:

     - reduce the amount of debt securities whose holders must consent to an amendment or waiver

     - reduce the interest on or change the time for payment of interest on any debt security

     - change the fixed maturity of any debt security or change the amount or time for any payment of any sinking fund or similar fund

     - reduce the principal of any non-discounted debt security

     - reduce the amount of the principal of any discounted debt security that would be due on acceleration, upon redemption or upon maturity

     - change the currency in which the principal of or interest on a debt security is payable

     - make any change that materially adversely affects the right to convert or exchange any debt security

     - waive any default in payment of interest on or principal of a debt security.

     Without the consent of any debt security holder, we and the Trustee may amend the Indenture, the debt securities or any coupons to:

     - cure any ambiguity, omission, defect, or inconsistency

     - provide for assumption of our obligations to debt security holders in the event of a merger or consolidation requiring such assumption

     - provide that specific provisions of the Indenture shall not apply to a series of debt securities not previously issued

     - create a series and establish its terms

     - provide for a separate Trustee for one or more series

     - make any change that does not materially adversely affect the rights of any debt security holder.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     Debt securities of a series may be defeased in accordance with their terms and, unless the Securities Resolution establishing the terms of the series otherwise provides, as set forth in the Indenture and described briefly below. We, at any time, may terminate as to a series all of our obligations (except certain obligations, including obligations with respect to the defeasance trust and obligations to register the transfer or exchange of a Security, to replace destroyed, lost or stolen debt securities and coupons, and to maintain paying agencies in respect of the debt securities) with respect to the debt securities of the series and any related coupons and the Indenture ("legal defeasance"). We, at any time, may terminate as to a series our obligations, if any, with respect to the debt securities and coupons of the series under any restrictive covenants which may be applicable to a particular series ("covenant defeasance").

     We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, a series may not be accelerated because of an event of default. If we exercise our covenant defeasance option, a series may not be accelerated by reference to any restrictive covenants which may be applicable to the particular series deferred.

     To exercise either defeasance option as to a series, we must:

     - irrevocably deposit in trust with the Trustee or another trustee money or U.S. government obligations

     - deliver a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due on the deposited U.S. government obligations, without reinvestment, plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay the principal and interest when due on all debt securities of the series to maturity or redemption, as the case may be

     - comply with other specified conditions; in particular, we must obtain an opinion of tax counsel that the defeasance will not result in recognition of any gain or loss to holders for federal income tax purposes.

     "U.S. government obligations" means direct obligations of the United States or an agency or instrumentality of the United States, the payment of which is unconditionally guaranteed by the United States, which, in either case, have the full faith and credit of the United States of America pledged for payment and which are not callable at the issuer's option, or certificates representing an ownership interest in such obligations.

REGARDING THE TRUSTEE

     Bank One Trust Company, N.A. will act as Trustee and registrar for debt securities issued under the Indenture and, unless otherwise indicated in a prospectus supplement, the Trustee will also act as transfer agent and paying agent with respect to the debt securities. We may remove the Trustee with or without cause if we so notify the Trustee three months in advance and if we are not in default during the three-month period. The Trustee, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for us or our affiliates, and may otherwise deal with us or our affiliates, as if it were not Trustee.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 60,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $.01 par value per share. Our articles of incorporation currently designate 1,000,000 of the preferred shares as Series A Junior Participating Preferred Stock of which none is issued or outstanding.

COMMON STOCK

     As of September 1, 2000, there were approximately 37,021,524 shares of common stock outstanding held of record by approximately 900 shareholders. As of August 31, 2000, there were outstanding options to purchase approximately 4,090,000 shares of common stock, of which approximately 2,299,000 were immediately exercisable. Our common stock is quoted on the Nasdaq National Market under the symbol "PLXS."

     Holders of common stock are entitled to one vote for each share held on all matters to be voted upon by the shareholders and do not have cumulative rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend payable to the outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

     Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are validly issued, fully paid and nonassessable. However, Wisconsin law imposes personal liability on shareholders of Wisconsin corporations for debts owed to employees for services performed, but not exceeding six months service in any one case. While the relevant statute limits this liability to the par value of the shares held, this limitation has been interpreted by a Wisconsin trial court to mean the consideration paid to the corporation for such shares. This decision was affirmed by a split decision of the Wisconsin Supreme Court without a written opinion, although the decision was subsequently overturned on other grounds.

     The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may determine and issue in the future, as described below. Currently, there are no shares of preferred stock outstanding.

PREFERRED STOCK

     Our board is authorized without further shareholder approval to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof. These include the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption of price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of Plexus. We have no present plans to issue any shares of preferred stock, but have designated 1,000,000 shares of Series A Junior Participating Preferred Stock in connection with the adoption of our shareholder rights plan, described below.

SHAREHOLDER RIGHTS PLAN

     On August 13, 1998, our board of directors adopted a shareholder rights plan which provides for one preferred stock purchase right for each outstanding common stock. The rights agreement provides that until the rights distribution date, the rights will be transferred with and only with the common stock until the triggering event. The rights are evidenced by common stock certificates. The rights are non-exercisable until the rights distribution date. The rights will expire on August 11, 2008.

     Each right entitles shareholders to buy one-one hundredth of a share of newly created Series A Junior Participating Preferred Stock at an exercise price of $54.00, subject to adjustment, in the event a person acquires or makes a tender exchange offer for 15% or more of the outstanding stock. In such event, each right entitles the holder, other than the person acquiring 15% or more of the outstanding stock, to purchase shares of common stock with market value of twice the rights' exercise price. In addition, if we are acquired in a merger or other business combination or if we sell more than 50% of our consolidated assets or voting power, our shareholders are entitled (other than the acquiror) to purchase for the purchase price shares of the common stock of the acquiring entity or its parents having a market value of two times the exercise price. At any time prior to such event, the board of directors may redeem the rights at one cent per share per right. The existence of the rights may, under certain circumstances, render more difficult or discourage attempts to acquire us.

STATUTORY PROVISIONS APPLICABLE TO COMMON STOCK

     Business Combination Statute. Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law regulate a broad range of business combinations between a resident domestic corporation and an interested shareholder. A business combination is defined to include any of the following transactions:

     - merger or share exchange

     - sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to 5% or more of the market value of the stock or assets of the company or 10% of its earning power or income

     - issuance of stock or rights to purchase stock with a market value equal to 5% or more of the outstanding stock

     - adoption of a plan of liquidation or dissolution.

     A "resident domestic corporation" is defined to mean a Wisconsin corporation that has a class of voting stock that is registered or traded on a national securities exchange or that is registered under Section 12(g) of the Exchange Act and that, as of the relevant date, satisfies any of the following:

     - its principal offices are located in Wisconsin

     - it has significant business operations located in Wisconsin

     - more than 10% of the holders of record of its shares are residents of Wisconsin

     - more than 10% of its shares are held of record by residents of Wisconsin.

     Plexus is a resident domestic corporation for purposes of these statutory provisions.

     An interested shareholder is defined to mean a person who beneficially owns, directly or indirectly, 10% of the voting power of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 10% of the voting power of the then outstanding voting stock within the last three years.

     Under this law, we cannot engage in a business combination with an interested shareholder for a period of three years following the date such person becomes an interested shareholder, unless the board of directors approved the business combination or the acquisition of the stock that resulted in the person becoming an interested shareholder before such acquisition. We may engage in a business combination with an interested shareholder after the three-year period with respect to that shareholder expires only if one or more of the following conditions is satisfied:

     - the board of directors approved the acquisition of the stock prior to such shareholder's acquisition date

     - the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested shareholder

     - the consideration to be received by shareholders meets certain fair price requirements of the statute with respect to form and amount.

     Fair Price Statute. The Wisconsin Business Corporation Law also provides, in Sections 180.1130 to 180.1133, that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a significant shareholder and a resident domestic corporation such as Plexus require a supermajority vote of shareholders in addition to any approval otherwise required, unless shareholders receive a fair price for their shares that satisfies a statutory formula. A significant shareholder for this purpose is defined as a person or group who beneficially owns, directly or indirectly, 10% or more of the voting stock of the corporation, or is an affiliate of the corporation and beneficially owned, directly or indirectly, 10% or more of the voting stock of the corporation within the last two years. Any such business combination must be approved by 80% of the voting power of the corporation's stock and at least two-thirds of the voting power of the corporation's stock not beneficially held by the significant shareholder who is party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following fair price standards have been met:

     - the aggregate value of the per share consideration is equal to the highest of:

          (A) the highest price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination

          (B) the market value of the corporation's shares on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher

          (C) the highest preferential liquidation or dissolution distribution to which holders of the shares would be entitled

     - either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares, is offered.

     Control Share Voting Restrictions. Under Section 180.1150 of the Wisconsin Business Corporation Law, unless otherwise provided in the articles of incorporation, the voting power of shares of a resident domestic corporation held by any person or group of persons acting together in excess of 20% of the voting power in the election of directors is limited (in voting on any matter) to 10% of the full voting power of those shares. This restriction does not apply to shares acquired directly from the resident domestic corporation, in certain specified transactions, or in a transaction in which the corporation's shareholders have approved restoration of the full voting power of the otherwise restricted shares. Because of the 10% threshold contained in Wisconsin's business combination statute discussed above, this control share threshold of 20% may not be implicated unless the board of directors first approves a transaction that permits a shareholder to exceed the 10% ownership level.

     Defensive Action Restrictions. Section 180.1134 of the Wisconsin Business Corporation Law provides that, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, the approval of the holders of a majority of the shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. This statute requires shareholder approval for the corporation to do either of the following:

     - acquire more than 5% of its outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares and all securities which may be converted into voting shares

     - sell or option assets of the corporation which amount to 10% or more of the market value of the corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the corporation.

     The foregoing provisions of Wisconsin law and the Plexus shareholder rights agreement, the ability to issue additional shares of the common stock and preferred stock without further shareholder approval (except as may be required by the Nasdaq National Market corporate governance standards) and the ability of the board of directors to fix the designations of further classes of preferred stock (including the ability to issue preferred stock with substantial voting rights) could have the effect, among others, of discouraging take-over proposals for or impeding a business combination involving Plexus.

                                   BOOK-ENTRY

     The Depository Trust Company ("DTC") may act as securities depository for the securities, in which case the applicable prospectus supplement will so provide. The securities will be issued only as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One or more fully registered global certificates will be issued for the securities representing the aggregate principal amount of the debt securities or the number of shares of common stock offered by the applicable prospectus supplement and will be deposited with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the 1934 Act, as amended. DTC holds securities that its participants (the "Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited

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

securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (the "Indirect Participants," and together with the Direct Participants, the "Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

     Purchases of the securities within the DTC system must be made by or through Direct Participants which will receive a credit for the securities on DTC's records. The ownership interest of each actual purchaser of each security (a "beneficial owner") will in turn be recorded on the Direct and Indirect Participants' respective records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the beneficial owner entered into the transaction. Transfers of ownership interest in the securities will be effected by entries made on the books of Participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in securities except in the event that use of the book-entry system for the securities is discontinued.

     The deposit of the securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other direct communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to Cede & Co. If less than all of the securities of an issue are being redeemed, DTC's practice will determine by lot the amount of the interest of each Direct Participant in such series to be redeemed.

     Neither DTC nor Cede & Co. will consent or vote with respect to the securities. Under its usual procedures, DTC mails an omnibus proxy (an "omnibus proxy") to the Participants as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the securities are credited on the record date (identified in a listing attached to the omnibus proxy).

     Principal, premium, if any, and interest on the debt securities and dividends on common stock, if applicable, will be paid to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street-name," and will be the responsibility of such Participant and not of DTC, the underwriters, or Plexus, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest on the debt securities and dividends on common stock, if applicable, to DTC is the responsibility of the Company or the Trustee. Disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the beneficial owners is the responsibility of Direct and Indirect Participants.

     DTC may discontinue providing its services as securities depository with respect to the securities at any time by giving us reasonable notice. Under such circumstances and in the event that a successor securities depository is not obtained, certificates for the securities are required to be printed and delivered. In addition, we may decide to discontinue use of the system of book-entry transfers through DTC (or any successor securities depository). In that event, certificates for the securities will be printed and delivered.

     We will not have any responsibility or obligation to Participants or to the persons for whom they act as nominees with respect to the accuracy of the records of DTC, its nominees or any Direct or Indirect Participant with respect to any ownership interest in the securities, or with respect to payments or providing of notice to the Direct Participants, the Indirect Participants or the beneficial owners.

     So long as Cede & Co. is the registered owner of the securities, as nominee of DTC, references herein to holders of the securities shall mean Cede & Co. or DTC and shall not mean the beneficial owners of the securities.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from DTC. None of Plexus, the Trustees or the underwriters take any responsibility for the accuracy or completeness thereof.

                              PLAN OF DISTRIBUTION

     We may sell the securities offered under this prospectus through underwriters, agents or dealers or directly to purchasers.

UNDERWRITERS

     The relevant prospectus supplement will identify any agents or underwriters and describe their compensation, including any underwriting discount, placement fee or other commission. The prospectus supplement will also describe other terms of the offering, including any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange or automated quotation systems on which any offered debt securities may be listed or quoted.

     The distribution of securities under this prospectus may occur from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to those prevailing market prices or at negotiated prices.

AGENTS AND DIRECT SALES

     If the applicable prospectus supplement indicates, we will authorize dealers or our agents to solicit offers by various institutions to purchase offered securities from us pursuant to contracts that provide for payment and delivery on a future date. We must approve all institutions, but they may include, among others:

     - commercial and savings banks

     - insurance companies

     - pension funds

     - investment companies

     - educational and charitable institutions.

     The institutional purchaser's obligations will be subject only to the condition that the purchase of the securities is permitted at the time of delivery. The dealers and our agents will not be responsible for the validity or performance of the contract.

GENERAL INFORMATION

     Underwriters, dealers and agents participating in a sale of securities may be deemed to be underwriters as defined in the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. We may have agreements with the agents, underwriters and dealers to indemnify them against various civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the agents, underwriters or dealers may be required to make as a result of those civil liabilities.

     Our common stock is quoted on the Nasdaq National Market under the symbol "PLXS." Unless we indicate differently in a prospectus supplement, we will not list the debt securities on any securities exchange or seek to have them included on the Nasdaq National Market or any other automated quotation system. If we sell a security offered under this prospectus to an underwriter for public offering and sale, the underwriter may make a market for that security, but is not obligated to do so. Therefore, we cannot give any assurances to you concerning the liquidity of any security offered under this prospectus.

     Agents and underwriters and their affiliates may be customers of, engage in transactions with or perform services for us or our subsidiary companies in the ordinary course of business.

                             CERTAIN LEGAL MATTERS

     The validity of the securities to be sold pursuant to this prospectus will be passed upon for us by Quarles & Brady LLP, Milwaukee, Wisconsin, counsel to the Company. Any underwriters or agents will be advised about other issues relating to a particular offering by Jones, Day, Reavis & Pogue, Chicago, Illinois.

                                    EXPERTS

     Our consolidated financial statements and the related financial statement schedules incorporated in this prospectus by reference from our Annual Report on Form 10-K for the fiscal year ended September 30, 1999 have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of SeaMED Corporation, a company acquired by Plexus in 1999, for its fiscal years ended June 30, 1998 and 1997 (not presented separately herein), which are referred to in the report of PricewaterhouseCoopers on the Plexus financial statements, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included in our annual report on Form 10-K for the fiscal year ended September 30, 1999 and incorporated herein by reference. The reference to the SeaMED financial statements was made in reliance upon such report given on authority of such firm as experts in accounting and auditing.

     The financial statements of Contract Electronics Manufacturing Services Operations of Elamex, S.A. de C.V. as of and for the year ended December 31, 1999, incorporated in this prospectus by reference from the Current Report on Form 8-K/A of Plexus dated May 23, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

[PLEXUS LOGO]

                                 [PLEXUS LOGO]

                                3,000,000 SHARES
                                  COMMON STOCK

          Plexus Corp. is offering 3,000,000 shares of common stock. Plexus Corp.'s common stock is traded on the Nasdaq National Market under the symbol "PLXS." The last reported sale price of the common stock on the Nasdaq National Market on October 12, 2000 was $52.38 per share.

                          ---------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
     SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THE ACCOMPANYING PROSPECTUS.

                          ---------------------------

                                                                PER SHARE       TOTAL
                                                                ---------    ------------
Public Offering Price.......................................     $50.00      $150,000,000
Underwriting Discounts and Commissions......................     $ 2.38      $  7,125,000
Proceeds to Plexus Corp. ...................................     $47.62      $142,875,000

          THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL AND COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          Plexus Corp. has granted the underwriters a 30-day option to purchase up to an additional 450,000 shares of common stock to cover over-allotments.

                          ---------------------------

ROBERTSON STEPHENS INTERNATIONAL
                          SG COWEN
                                   THOMAS WEISEL PARTNERS LLC
                                                 ROBERT W. BAIRD & CO.

          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS OCTOBER 13, 2000.